FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 11, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 11, 2014	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

ANNEX A

Advanced Semiconductor Engineering, Inc. and Subsidiaries Consolidated Financial Statements for the Three Months Ended March 31, 2013 and 2014 and Independent Auditor’s Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have reviewed the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. and its subsidiaries (collectively the “Group”) as of March 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2013 and 2014.  These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to issue a report on these consolidated financial statements based on our reviews.  The financial statements of an associate were reviewed by other auditor and our review, insofar as it relates to the investment accounted for using the equity method, the share of loss of that associate and related information disclosed in note 14 to the consolidated financial statements included for the associate, is based solely on the report of the other auditor.  The investment accounted for using the equity method was NT$115,917 thousand as of March 31, 2014 and share of the loss of the associate was NT$68,555 thousand for the three months ended March 31, 2014.

We conducted our reviews in accordance with Statement of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China.  A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the report of the other auditor, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

Our reviews also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
May 8, 2014
Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	March 31, 2013 (Reviewed)	December 31, 2013 (Audited)	March 31, 2014 (Reviewed)
ASSETS	NT$	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$21,275,604	$45,026,371	$43,577,488	$1,431,116
Financial assets at fair value through profit or loss - current (Notes 4, 5
and 7)	5,934,173	2,764,269	3,366,614	110,562
Available-for-sale financial assets - current (Notes 4 and 8)	69,795	2,376,970	1,922,038	63,121
Debt investments with no active market - current (Notes 4 and 10)	89,475	-	-	-
Trade receivables, net (Notes 4 and 11)	33,431,996	43,235,573	37,856,827	1,243,246
Other receivables (Note 4)	533,168	422,345	616,417	20,244
Current tax assets (Note 4)	161,783	150,596	187,271	6,150
Inventories (Notes 4, 5 and 12)	14,302,492	16,281,236	15,495,215	508,874
Inventories related to real estate business (Notes 4, 5, 13, 24 and 33)	17,261,877	18,589,255	20,773,954	682,232
Other financial assets - current (Notes 4 and 33)	411,709	278,375	300,331	9,863
Other current assets	3,135,185	3,051,492	3,046,023	100,033

Total current assets	96,607,257	132,176,482	127,142,178	4,175,441

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current (Notes 4 and 8)	1,267,569	1,140,329	1,133,960	37,240
Investments accounted for using the equity method (Notes 4 and 14)	1,148,465	1,216,201	1,474,698	48,430
Property, plant and equipment (Notes 4, 5, 15, 24, 33 and 34)	127,213,744	131,497,331	130,422,379	4,283,165
Goodwill (Notes 4, 5 and 16)	10,348,406	10,347,820	10,382,862	340,981
Other intangible assets (Notes 4, 5, 17 and 24)	1,878,819	1,605,824	1,563,584	51,349
Deferred tax assets (Notes 4 and 5)	3,759,057	3,765,482	3,972,035	130,444
Other financial assets - non-current (Notes 4 and 33)	301,015	354,993	342,843	11,259
Long-term prepayments for lease (Note 18)	4,215,814	4,072,281	2,489,578	81,760
Other non-current assets	244,225	637,163	896,884	29,455

Total non-current assets	150,377,114	154,637,424	152,678,823	5,014,083

TOTAL	$246,984,371	$286,813,906	$279,821,001	$9,189,524
(Continued)

	March 31, 2013 (Reviewed)	December 31, 2013 (Audited)	March 31, 2014 (Reviewed)
LIABILITIES AND EQUITY	NT$	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 19)	$33,937,385	$44,618,195	$33,853,530	$1,111,774
Financial liabilities at fair value through profit or loss - current (Notes
4, 5 and 7)	60,940	1,853,304	2,413,941	79,276
Derivative financial liabilities for hedging - current (Notes 4, 5 and 9)	-	3,310	515	17
Trade payables	21,832,252	28,988,976	25,471,468	836,501
Other payables (Note 21)	15,024,214	14,758,553	15,840,371	520,209
Current tax liabilities (Note 4)	2,863,482	3,000,869	3,282,799	107,809
Current portion of bonds payable (Notes 4 and 20)	-	731,438	741,695	24,358
Current portion of long-term borrowings (Notes 19 and 33)	3,140,637	5,276,206	5,032,977	165,287
Other current liabilities	1,461,124	1,604,425	1,540,386	50,588

Total current liabilities	78,320,034	100,835,276	88,177,682	2,895,819

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 20)	10,907,095	20,582,567	20,975,751	688,859
Long-term borrowings (Notes 19 and 33)	34,387,401	29,580,659	29,008,600	952,663
Deferred tax liabilities (Notes 4 and 5)	2,074,673	2,663,767	2,968,402	97,484
Long-term payables	-	894,150	548,460	18,012
Accrued pension liabilities (Notes 4 and 5)	5,060,079	4,441,357	4,523,706	148,562
Other non-current liabilities	553,096	651,171	617,384	20,275

Total non-current liabilities	52,982,344	58,813,671	58,642,303	1,925,855

Total liabilities	131,302,378	159,648,947	146,819,985	4,821,674

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Notes 4 and 23)
Share capital	76,126,523	78,180,258	78,337,123	2,572,648
Capital surplus	5,329,902	7,908,870	8,231,976	270,344
Retained earnings
Legal reserve	7,411,835	8,720,971	8,720,971	286,403
Special reserve	3,353,938	3,663,930	3,663,930	120,326
Unappropriated earnings	22,403,259	26,608,253	30,046,125	986,736
Total retained earnings	33,169,032	38,993,154	42,431,026	1,393,465
Other equity	(737,381)	(102,554)	1,635,793	53,721
Treasury shares	(1,959,107)	(1,959,107)	(1,959,107)	(64,338)

Equity attributable to owners of the Company	111,928,969	123,020,621	128,676,811	4,225,840

	March 31, 2013 (Reviewed)	December 31, 2013 (Audited)	March 31, 2014 (Reviewed)
	NT$	NT$	NT$	US$ (Note 4)

NON-CONTROLLING INTERESTS (Notes 4 and 23)	3,753,024	4,144,338	4,324,205	142,010

Total equity	115,681,993	127,164,959	133,001,016	4,367,850

TOTAL	$246,984,371	$286,813,906	$279,821,001	$9,189,524

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)
(Reviewed, Not Audited)

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$48,189,873	$54,699,586	$1,796,374

OPERATING COSTS (Notes 12, 22 and 24)	39,909,301	44,350,522	1,456,503

GROSS PROFIT	8,280,572	10,349,064	339,871

OPERATING EXPENSES (Notes 22 and 24)
Selling and marketing expenses	688,904	793,635	26,064
General and administrative expenses	2,004,607	2,192,085	71,990
Research and development expenses	1,984,320	2,293,666	75,325

Total operating expenses	4,677,831	5,279,386	173,379

PROFIT FROM OPERATIONS	3,602,741	5,069,678	166,492

NON-OPERATING INCOME AND EXPENSES
Other income (Note 24)	76,097	116,713	3,833
Other gains and losses (Note 24)	33,032	(240,489)	(7,898)
Finance costs (Note 24)	(539,237)	(598,359)	(19,651)
Share of the profit of associates (Note 4)	(13,888)	(64,226)	(2,109)

Total non-operating income and expenses	(443,996)	(786,361)	(25,825)

PROFIT BEFORE INCOME TAX	3,158,745	4,283,317	140,667

INCOME TAX EXPENSE (Notes 4, 5 and 25)	802,757	726,839	23,870

PROFIT FOR THE PERIOD	2,355,988	3,556,478	116,797

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange differences on translating foreign operations	2,058,432	1,588,607	52,171
Unrealized gain on available-for-sale financial assets	151,787	58,173	1,910
Cash flow hedges	4,524	2,869	94
Share of other comprehensive income of associates	(15,518)	138,250	4,541
Income tax relating to the components of other comprehensive income	(769)	-	-

Other comprehensive income for the period, net of income tax	2,198,456	1,787,899	58,716
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$4,554,444	$5,344,377	$175,513
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)
(Reviewed, Not Audited)

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	$2,230,632	$3,437,872	$112,902
Non-controlling interests	125,356	118,606	3,895

	$2,355,988	$3,556,478	$116,797

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	$4,352,000	$5,176,219	$169,991
Non-controlling interests	202,444	168,158	5,522

	$4,554,444	$5,344,377	$175,513

EARNINGS PER SHARE (Note 26)
Basic	$0.30	$0.45	$0.01
Diluted	$0.29	$0.44	$0.01

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Thousands)
(Reviewed, Not Audited)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating Foreign Operations	Unrealized Gain on Available-for-sale Financial Assets
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappro- priated Earnings	Total			Cash Flow Hedges	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2013	7,602,292	$76,047,667	$5,262,129	$7,411,835	$-	$23,526,565	$30,938,400	$(3,210,248)	$355,254	$(3,755)	$(2,858,749)	$(1,959,107)	$107,430,340	$3,521,419	$110,951,759

Special reserve (Note 23)	-	-	-	-	3,353,938	(3,353,938)	-	-	-	-	-	-	-	-	-

Profit for the three months ended March 31, 2013	-	-	-	-	-	2,230,632	2,230,632	-	-	-	-	-	2,230,632	125,356	2,355,988

Other comprehensive income for the three months ended March 31, 2013, net of income tax	-	-	-	-	-	-	-	1,982,481	135,132	3,755	2,121,368	-	2,121,368	77,088	2,198,456

Total comprehensive income (loss) for the three months ended March 31, 2013	-	-	-	-	-	2,230,632	2,230,632	1,982,481	135,132	3,755	2,121,368	-	4,352,000	202,444	4,554,444

Issue of ordinary shares under employee share options	5,334	78,856	67,773	-	-	-	-	-	-	-	-	-	146,629	29,161	175,790

BALANCE AT MARCH 31, 2013	7,607,626	$76,126,523	$5,329,902	$7,411,835	$3,353,938	$22,403,259	$33,169,032	$(1,227,767)	$490,386	$-	$(737,381)	$(1,959,107)	$111,928,969	$3,753,024	$115,681,993

BALANCE AT JANUARY 1, 2014	7,787,827	$78,180,258	$7,908,870	$8,720,971	$3,663,930	$26,608,253	$38,993,154	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$123,020,621	$4,144,338	$127,164,959

Changes in capital surplus from investments in associates accounted for using the equity method	-	-	5,612	-	-	-	-	-	-	-	-	-	5,612	-	5,612

Profit for the three months ended March 31, 2014	-	-	-	-	-	3,437,872	3,437,872	-	-	-	-	-	3,437,872	118,606	3,556,478

Other comprehensive income for the three months ended March 31, 2014, net of income tax	-	-	-	-	-	-	-	1,540,629	194,849	2,869	1,738,347	-	1,738,347	49,552	1,787,899

Total comprehensive income for the three months ended March 31, 2014	-	-	-	-	-	3,437,872	3,437,872	1,540,629	194,849	2,869	1,738,347	-	5,176,219	168,158	5,344,377

Issue of ordinary shares under employee share options	25,149	156,865	317,494	-	-	-	-	-	-	-	-	-	474,359	11,709	486,068

BALANCE AT MARCH 31, 2014	7,812,976	$78,337,123	$8,231,976	$8,720,971	$3,663,930	$30,046,125	$42,431,026	$1,015,108	$621,095	$(410)	$1,635,793	$(1,959,107)	$128,676,811	$4,324,205	$133,001,016

US. DOLLARS (Note 4)
BALANCE AT MARCH 31, 2014	7,812,976	$2,572,648	$270,344	$286,403	$120,326	$986,736	$1,393,465	$33,337	$20,397	$(13)	$53,721	$(64,338)	$4,225,840	$142,010	$4,367,850

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
(Reviewed, Not Audited)

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$3,158,745	$4,283,317	$140,667
Adjustments for:
Depreciation expense	6,098,433	6,269,956	205,910
Amortization expense	220,391	135,271	4,442
Net gains on fair value change of financial assets and liabilities at fair value through profit or loss	(614,778)	(326,296)	(10,716)
Interest expense	530,889	589,916	19,373
Interest income	(40,399)	(58,712)	(1,928)
Dividend income	-	(3,417)	(112)
Compensation cost of employee share options	73,989	33,487	1,100
Share of profit of associates	13,888	64,226	2,109
Impairment loss recognized on non-financial assets	110,578	58,668	1,927
Exchange loss	427,156	742,054	24,370
Others	74,154	105,946	3,479
Changes in operating assets and liabilities
Financial assets held for trading	115,708	308,372	10,127
Trade receivables	4,000,540	5,393,323	177,121
Other receivables	(137,714)	30,320	996
Inventories	393,831	144,372	4,741
Other current assets	(189,293)	(27,716)	(910)
Financial liabilities held for trading	(426,842)	(137,870)	(4,528)
Trade payables	(2,394,449)	(3,517,508)	(115,518)
Other payables	58,241	(22,647)	(744)
Other current liabilities	25,954	(73,957)	(2,429)
Other operating activities items	(78,853)	44,182	1,451
	11,420,169	14,035,287	460,928
Interest received	28,894	69,151	2,271
Dividend received	-	3,417	112
Interest paid	(611,315)	(556,723)	(18,283)
Income tax paid	(490,148)	(383,502)	(12,594)

Net cash generated from operating activities	10,347,600	13,167,630	432,434

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(4,145,966)	(23,879,381)	(784,216)
Proceeds from disposal of financial assets designated as at fair value through profit or loss	2,899,762	24,072,435	790,556
Purchase of available-for-sale financial assets	(28,799)	(1,942,512)	(63,793)
Proceeds on sale of available-for-sale financial assets	-	2,370,171	77,838
Purchase of equity method investments	-	(100,000)	(3,284)
Payments for property, plant and equipment	(5,366,014)	(3,975,218)	(130,549)
Proceeds from disposal of property, plant and equipment	99,238	17,536	576
Payments for intangible assets	(35,531)	(88,151)	(2,895)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
(Reviewed, Not Audited)

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Increase in other financial assets	$(107,679)	$(9,806)	$(322)
Decrease (Increase) in other non-current assets	(39,371)	3,946	129
Net cash used in investing activities	(6,724,360)	(3,530,980)	(115,960)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term borrowings	(3,873,002)	(11,399,502)	(374,368)
Proceeds from long-term borrowings	4,484,934	4,853,794	159,402
Repayment of long-term borrowings	(4,460,478)	(6,123,956)	(201,115)
Proceeds from exercise of employee share options	101,801	452,581	14,863
Other financing activities items	(13,962)	2,505	82

Net cash used in financing activities	(3,760,707)	(12,214,578)	(401,136)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS	1,419,555	1,129,045	37,079

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,282,088	(1,448,883)	(47,583)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	19,993,516	45,026,371	1,478,699

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$21,275,604	$43,577,488	$1,431,116

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31,2013 AND 2014
(Amounts in Thousands, Unless Stated Otherwise)
(Reviewed, Not Audited)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s ordinary shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”.  Since September 2000, the ordinary shares of the Company have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). Its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd, have been listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231”.

The functional currency of the Company and the reporting currency of the consolidated financial statements are both New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were reported to the board of directors and authorized for issue on May 8, 2014.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.
The 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and Interpretations of IAS (SIC) (collectively the “IFRSs”) in issue but not yet effective

Rule No. 1030010325 issued by the Financial Supervisory Commission (the “FSC”) on April 3, 2014, stipulated that the Group should apply the 2013 version of IFRSs endorsed by the FSC (collectively the “2013 Taiwan-IFRSs”) starting January 1, 2015.

New, Amended and Revised Standards and Interpretations	Effective Date Announced by IASB (Note)

Improvements to IFRSs (2009) - amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate
Amendment to IAS 39 “Embedded Derivatives”	Effective for annual periods ended on or after June 30, 2009
Improvements to IFRSs (2010)	July 1, 2010 and January 1, 2011, as appropriate
Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013
Amendment to IFRS 1 “Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters”	July 1, 2010
Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters”	July 1, 2011
(Continued)

New, Amended and Revised Standards and Interpretations	Effective Date Announced by IASB (Note)

Amendment to IFRS 1 “Government Loans”	January 1, 2013
Amendment to IFRS 7 “Disclosure - Transfer of Financial Assets”	July 1, 2011
Amendment to IFRS 7 “Disclosure - Offsetting Financial Assets and Financial Liabilities”	January 1, 2013
IFRS 10 “Consolidated Financial Statements”	January 1, 2013
IFRS 11 “Joint Arrangements”	January 1, 2013
IFRS 12 “Disclosure of Interests in Other Entities”	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance”	January 1, 2013
Amendments to IFRS 10 and IFRS 12 and IAS 27 “Investment Entities”	January 1, 2014
IFRS 13 “Fair Value Measurement”	January 1, 2013
Amendment to IAS 1 “Presentation of Other Comprehensive Income”	July 1, 2012
Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets”	January 1, 2012
IAS 19 (Revised 2011) “Employee Benefits”	January 1, 2013
IAS 27 (Revised 2011) “Separate Financial Statements”	January 1, 2013
IAS 28 (Revised 2011) “Investments in Associates and Joint Ventures”	January 1, 2013
Amendment to IAS 32 “Offsetting Financial Assets and Financial Liabilities”	January 1, 2014
IFRIC 20 “Stripping Costs in Production Phase of a Surface Mine”	January 1, 2013
(Concluded)

Note:	Unless stated otherwise, the above IFRSs are effective for annual periods beginning on or after the respective effective dates.

Except for the following, the initial application of the above 2013 Taiwan-IFRSs has not had any material impact on the Group’s accounting policies:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities.  In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements.  It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.  The disclosure requirements in IFRS 13 are more extensive than those required in the current standards.  For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The fair value measurements under IFRS 13 will be applied prospectively from January 1, 2015.

3)	Amendment to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendment to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss.  Income taxes on related items of other comprehensive income are grouped on the same basis.  Under current IAS 1, there were no such requirements.

The Group will apply the above amendments in presenting the consolidated statement of comprehensive income, starting from the year 2015.  Items not expected to be reclassified to profit or loss are the actuarial gain (loss) arising from defined benefit plans and share of the actuarial gains (loss) arising from defined benefit plans of associates accounted for using the equity method.  Items expected to be reclassified to profit or loss are the exchange differences on translating foreign operations, unrealized gains (loss) on available-for-sale financial assets, cash flow hedges, and share of the other comprehensive income (except the share of the actuarial gains (loss) arising from defined benefit plans) of associates accounted for using the equity method.

4)	Revision to IAS 19 “Employee Benefits”

In addition to accelerating the recognition of past service costs, the interest cost and expected return on plan assets used in current IAS 19 are replaced with a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset, under revised IAS 19 requirements.

Due to the retroactive application of revised IAS 19 in 2015, the Group estimates that, as of January 1, 2014 and March 31, 2014, deferred tax assets will increase NT$17,783 thousand and NT$15,234 thousand (US$500 thousand), accrued pension liabilities will increase NT$104,603 thousand and NT$89,608 thousand (US$2,943 thousand), unappropriated earnings will decrease NT$87,050 thousand and NT$75,229 thousand (US$2,471 thousand), and non-controlling interests will decrease NT$11,346 thousand and NT$11,328 thousand (US$372 thousand), respectively.  For the three months ended March 31, 2014, operating costs and operating expenses will decrease NT$10,182 thousand (US$334 thousand) and NT$4,813 thousand (US$158 thousand), respectively, and income tax expense and profit for the period attributable to non-controlling interests will increase NT$3,174 thousand (US$104 thousand) and NT$18 thousand (US$1 thousand), respectively.

Except for the above impacts, as of the date the consolidated financial statements were authorized for issue, the Group was continuingly to assess other possible impacts that the application of the 2013 Taiwan-IFRSs version will have on the Group’s financial position and financial performance, and will disclose these other impacts when the assessment is completed.

b.	The IFRSs issued by IASB but not yet endorsed by FSC

The Group has not applied the following IFRSs issued by the IASB but not yet endorsed by the FSC.  As of the date the consolidated financial statements were authorized for issue, the FSC has not announced their effective dates.

New Amended and Revised Standards and Interpretations	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
IFRS 9 “Financial Instruments”	Note 2
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	Note 2
Amendment to IFRS 11 “ Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
IFRS 14 “Regulatory Deferral Accounts”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
(Continued)

New Amended and Revised Standards and Interpretations	Effective Date Announced by IASB (Note 1)

Amendment to IAS 36 “Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014
IFRIC 21 “Levies”	January 1, 2014
(Concluded)

Note 1:	Unless stated otherwise, the above IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	IASB tentatively decided that an entity should apply IFRS 9 for annual periods beginning on or after January 1, 2018.

The initial application of the above IFRSs has not had any material impact on the Group’s accounting policies, except for the following,:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments:  Recognition and Measurement” are subsequently measured at amortized cost or fair value.  Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods.  All other financial assets are measured at their fair values at the end of reporting period.  However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities.  Compared with IAS 39, the main changes include:  (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendment to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendment to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit.  The amendment clarifies that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period.  Furthermore, the Group is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

Except for the above impact, as of the date the consolidated financial statements were authorized for issue, the Group is continuingly assessing the possible impact that the application of other standards and interpretations will have on the Group’s financial position and financial performance, and will disclose the relevant impact when the assessment is complete.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” endorsed by the FSC.  Disclosure information included in interim financial reports is less than disclosures required in a full set of annual financial reports.

b.	Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.  Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

c.	Classification of Current and Non-current Assets and Liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date.  Property, plant and equipment, intangible assets, other than assets classified as current are classified as non-current.  Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date.  Liabilities that are not classified as current are classified as non-current.

For the Group’s real estate business whose operating cycle is longer than one year, the length of the operating cycle is the basis for classifying the Group’s real estate related assets and liabilities as current or non-current.

d.	Basis of Consolidation

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries).  Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the acquisition date and up to the date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to non-controlling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions.  The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.  Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control over a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (ii) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost.  The Group accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2)	Subsidiaries included in the consolidated financial statements

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	March 31, 2013	December 31, 2013	March 31, 2014

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0	100.0
Yang Ting Tech Co., Ltd. (“Yang Ting”)	Engaged in the packaging and testing of semiconductors and merged into the Company in August 2013	Taichung, ROC	100.0	-	-
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories.	Nantou, ROC	99.2	99.2	99.2
Luchu Development Corporation	Engaged in the development of real estate properties	Taipei, ROC	84.3	86.1	86.1
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company and established in June 2012	Kun Shan, China	100.0	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0	100.0
ASE (Korea) Inc. (“ASE Korea”)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0	100.0
ASE Japan Co., Ltd. (“ASE Japan”)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0	100.0
ASE (U.S.) Inc. (“ASE US”)	After-sales service and sales support	U.S.A.	100.0	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0	100.0
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0	100.0
(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	March 31, 2013	December 31, 2013	March 31, 2014

ASE (Shanghai) Inc. (“ASE Shanghai”)	Engaged in the production of substrates	Shanghai, China	100.0	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0	100.0
ASE Module (Kunshan) Inc.	Will engage in the production and sale of electronic components	Kun Shan, China	100.0	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd. (“DWREAL”)	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd. (“DYREAL”)	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE Holdings (Singapore) Pte Ltd	Holding company	Singapore	100.0	100.0	100.0
ASE Test Finance Limited	Engaged in financing activity	Mauritius	100.0	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0
Shanghai Wei Yu Hong Xin Semiconductors Inc.	Liquidated in November 2013	Shanghai, China	100.0	-	-
Wuxi Tongzhi Microelectronics Co., Ltd. (“Wuxi Tongzhi”)	Engaged in the packaging and testing of semiconductors and acquired in May 2013	Wuxi, China	-	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2
Senetex Investment Co., Ltd.	Engaged in investing activity	Nantou, ROC	99.2	99.2	99.2
Ta-Chi Investment Co., Ltd.	Engaged in investing activity and liquidated in July 2013	Nantou, ROC	99.2	-	-
Universal Scientific Industrial (UK) Ltd.	After-sales services and liquidated in July 2013	Britain	99.2	-	-
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2	99.2
Universal ABIT Holding Co., Ltd.	Holding company	British Cayman Islands	99.2	99.2	99.2
Rising Capital Investment Limited	Holding company	British Cayman Islands	99.2	99.2	99.2
Rise Accord Limited	Holding company	British Cayman Islands	99.2	99.2	99.2
e-Cloud Corporation	Liquidated in December 2013	Shanghai, China	99.2	-	-
Cubuy Corporation	Engaged in the trading of computer systems	Shanghai, China	99.2	99.2	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2	99.2
USI Enterprise Limited (“USIE”)	Holding company	Hong Kong	99.1	99.1	99.1
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	88.6	88.6	88.6
Universal Global Technology Co., Limited	Holding company	Hong Kong	88.6	88.6	88.6
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	88.6	88.6	88.6
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sale of computer and communication peripherals as well as technology import and export business and established in September 2013	Shanghai, China	-	88.6	88.6
(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	March 31, 2013	December 31, 2013	March 31, 2014

Universal Global Technology (Shenzhen) Co., Ltd.	Liquidated in March, 2014	Shenzhen, China	88.6	88.6	-
Universal Global Industrial Co., Limited	Holding company and engaged in manufacturing, trading and investing activity	Hong Kong	88.6	88.6	88.6
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	88.6	88.6	88.6
USI Manufacturing Service, Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	88.6	88.6	88.6
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	88.6	88.6	88.6
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	88.6	88.6	88.6
USI@Work, Inc.	After-sale service	U.S.A.	88.6	88.6	88.6
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	88.6	88.6	88.6
(Concluded)
e.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date (i.e., the date when the Group obtains control) fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree.  Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.  If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.  Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete.  Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The Group does not apply the acquisition method to account for business combinations involving entities under common control.

f.	Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.  At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the retranslation of non-monetary assets (such as equity instruments) or liabilities measured at fair value are included in profit or loss for the period at the rates prevailing at the balance sheet date except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at each balance sheet date.  Income and expense items are translated at the average exchange rates for the period.  Exchange differences arising are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

In relation to a partial disposal of a subsidiary that includes a foreign operation does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests of the subsidiary and are not recognized in profit or loss.

g.	Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

h.	Inventories and Inventories Related to Real Estate Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value.  Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale.  Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.

Inventories related to real estate business include land and buildings held for sale, land held for construction, construction in progress and prepayment for land use rights.  Land held for development is recorded as land held for construction upon obtaining the title of ownership.  The prepayment is recorded as prepayments for land use rights before obtaining the title of ownership.  Prior to the completion, the borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset.  Construction in progress is transferred to land and buildings held for sale upon completion.  Land and buildings held for sale, construction in progress and land held for construction are stated at the lower of cost or net realizable value and related write-downs are made by item.  The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers.  Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

i.	Investments Accounted for Using the Equity Method

Investments accounted for using the equity method include investments in associates.  An associate is an entity over which the Group has significant influence and that is not a subsidiary.  Significant influence is the power to participate in the financial and operating policy decisions of the investee without having control over those policies.

The operating performance as well as assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting.  Under the equity method, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate.  The Group also recognizes the changes in the Group’s share of equity of associates.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets and liabilities of an associate at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

When a group entity transacts with its associate, unrealized profits and losses resulting from the transactions with the associate are eliminated.

j.	Property, Plant and Equipment

Except for land which is stated at cost, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss.  Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use.  Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized using the straight-line method.  The estimated useful lives, residual values and depreciation methods are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.  Freehold land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is recognized in profit or loss.

k.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss, if any.

Goodwill is not amortized but is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired.  For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combinations.

If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the cash-generating unit.  Any impairment loss for goodwill is recognized directly in profit or loss.  A reversal of an impairment loss recognized for goodwill is prohibited in subsequent periods.

l.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment.  Other intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over their estimated useful lives.  The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis.

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date.  Subsequent to initial recognition, other intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment, on the same basis as intangible assets acquired separately.

m.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets, excluding goodwill (see above), to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.  Recoverable amount is the higher of fair value less costs to sell and value in use.  If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

n.	Financial Instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.  Financial assets and financial liabilities are initially measured at fair value.  Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized or derecognized on a settlement date basis.

a)	Measurement category

The classification of financial assets held by the Group depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

i.	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

●	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

●
The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

●	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss.  The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

ii.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are stated at fair value at each balance sheet date.  Changes in the carrying amount of available-for-sale monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on available-for-sale equity investments are recognized in profit or loss.  Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.  When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the unrealized gain (loss) on available-for-sale financial assets is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group's right to receive the dividends is established.

iii.	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity.  Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment.

iv.	Loans and receivables

Loans and receivables including cash and cash equivalents, trade receivables, other receivables, other financial assets and debt investments with no active market are measured at amortized cost using the effective interest method, less any impairment.  Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

b)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.  Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis.  The Group assesses the collectability of receivables based on the Group’s past experience of collecting payments and observable changes that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the assets’ carrying amounts and the present value of estimated future cash flows, discounted at the financial assets’ original effective interest rates.  If, in a subsequent period, the amount of the impairment loss decreases and the decreases can be objectively related to an event occurring after the impairment loss recognized, the previously recognized impairment loss is reversed either directly or by adjusting an allowance account through profit or loss.  The reversal shall not result in carrying amounts of financial assets that exceed what the amortized cost would have been at the date the impairment is reversed.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.  In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss.  Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.

c)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.  On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

2)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity.  No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL.  Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at FVTPL are stated at fair value with any gains or losses, including dividends or interest paid, arising on remeasurement recognized in profit or loss.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.  The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

4)	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date.  The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.  When the fair value of derivative instruments is positive, they are recognized as financial assets; when the fair value of derivative instruments is negative, they are recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

5)	Convertible Bonds

Convertible bonds issued by the Company that contain liability, conversion option, redemption option and put option (collectively the “Bonds Options”) components are classified separately into respective items on initial recognition.  The conversion option that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is classified as a conversion option derivative.  At the date of offering, both the liability and the Bonds Options components are recognized at fair value.

In subsequent periods, the liability component of the convertible bonds is measured at amortized cost using the effective interest method.  The Bonds Options are measured at fair value and the changes in fair value are recognized in profit or loss.

Transaction costs that relate to the offering of the convertible bonds are allocated to the liability and the Bonds Options components in proportion to their relative fair values.  Transaction costs relating to the Bonds Options are recognized immediately in profit or loss.  Transaction costs relating to the liability component are included in the carrying amount of the liability component and amortized using the effective interest method.

o.	Hedge Accounting

The Group designates certain hedging instruments as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges.  The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued prospectively when the Group revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting.  The cumulative gains or losses on the hedging instruments that were previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs.  When the forecast transaction is ultimately recognized in profit or loss, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss or are included in the initial cost as non-financial assets or non-financial liabilities.  When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

p.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

1)	Sale of goods and real estate properties

Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

—	The amount of revenue can be reliably measured;

—	It is probable that the economic benefits associated with the transaction will flow to the Group; and

—	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to the Group and the amount of income can be reliably measured.  Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

q.	Leasing

The Group as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the consolidated balance sheets as a finance lease obligation.

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

r.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assists that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

s.	Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated financial statements and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

t.	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period.  Actuarial gains and losses on defined benefit obligations are recognized immediately in other comprehensive income.

The cost of providing benefits at the interim period is determined using the pension cost rate derived from the actuarial valuation at the end of prior year.

u.	Share-based Payment Arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.  The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's best estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus - employee share options.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest.  The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options.

v.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

Interim period income taxes are assessed on an annual basis.  Interim period income tax expense is calculated by applying to the interim period’s pre-tax income and the tax rate that would be applicable to expected total annual earnings.

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income expense in the year the shareholders approve the distribution of earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax liabilities are generally recognized for all taxable temporary differences.  Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry-forward and unused tax credits for purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of deferred tax assets to be utilized.  A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which assets are realized or the liabilities are settled.  The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

w.	U.S. Dollar Amounts

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$30.45 to US$1.00 as of March 31, 2014.  The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated.  The value in use calculation requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value.  When the actual future cash flows are less than expected, a material impairment loss may arise.

Impairment of Tangible and Intangible Assets Other than Goodwill

In evaluating the impairment of tangible and intangible assets other than goodwill, the Group is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of its usage patterns and the nature of semiconductor industry.  Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value and the net realizable value of inventory at balance sheet date is determined based on Group’s judgments and estimates.

Due to the rapid technology changes, the Group estimates the net realizable value of inventory for obsolescent and unmarketable items at balance sheet date and then writes down the cost of inventories to net realizable value.  There may be significant changes in the net realizable value of inventories due to assumptions of future demand within a specific time period.

Income Taxes

The realizability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available.  In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method.  Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase.  Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Fair value of Derivatives and Other Financial Instruments

As disclosed in Note 31, the Group’s management uses its judgments applying appropriate valuation techniques commonly applied by market practitioners.  The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available.  The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 31.  The Group’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Cash on hand	$9,488	$40,392	$10,059	$330
Checking accounts and demand deposits	15,184,880	38,090,014	35,424,181	1,163,356
Cash equivalent - time deposits with original maturity within 3 months	6,081,236	6,895,965	8,143,248	267,430

	$21,275,604	$45,026,371	$43,577,488	$1,431,116

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant.  Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Structured time deposits	$2,987,841	$2,228,643	$2,313,595	$75,980
Private-placement convertible bonds	-	100,500	100,500	3,301
Dual currency deposits	2,243,661	-	-	-
	5,231,502	2,329,143	2,414,095	79,281

Financial assets held for trading

Swap contracts	497,132	219,324	715,885	23,510
Open-end mutual funds	173,644	172,000	170,834	5,610
Quoted shares	23,767	33,624	41,178	1,352
Forward exchange contracts	8,128	10,178	13,108	430
Cross currency swap contracts	-	-	9,578	315
(Continued)

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Foreign currency option contracts	$-	$-	$1,936	$64
	702,671	435,126	952,519	31,281

	$5,934,173	$2,764,269	$3,366,614	$110,562

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 20)	$-	$1,742,996	$2,275,500	$74,729
Swap contracts	35,244	74,170	66,531	2,185
Forward exchange contracts	25,696	31,315	40,066	1,316
Foreign currency option contracts	-	643	28,426	934
Interest rate swap contracts	-	-	3,418	112
Cross currency swap contracts	-	4,180	-	-

	$60,940	$1,853,304	$2,413,941	$79,276
(Concluded)

The Group entered into investment portfolios consisting of structured time deposits and dual currency deposits with banks and invested in private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts.  The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

March 31, 2013

Sell NT$/Buy US$	2013.04-2014.03	NT$34,121,970/US$1,162,200
Sell US$/Buy NT$	2013.04-2013.09	US$172,500/NT$5,112,969
Sell US$/Buy JPY	2013.04	US$64,380/JPY6,169,086
Sell US$/Buy CNY	2013.06	US$40,000/CNY251,940
Sell US$/Buy KRW	2013.04	US$8,500/KRW9,411,200

December 31, 2013

Sell NT$/Buy US$	2014.01-2014.12	NT$31,707,176/US$1,075,000
Sell US$/Buy NT$	2014.01-2014.02	US$46,500/NT$1,377,874
Sell US$/Buy JPY	2014.02	US$53,965/JPY5,550,000
Sell US$/Buy CNY	2014.01-2014.06	US$60,000/CNY368,148

March 31, 2014

Sell NT$/Buy US$	2014.04-2015.03	NT$28,345,711/US$959,000
Sell US$/Buy NT$	2014.04-2014.05	US$64,400/NT$1,950,245
Sell US$/Buy JPY	2014.05	US$65,688/JPY6,750,000
Sell US$/Buy CNY	2014.06-2014.07	US$60,000/CNY365,008
Sell CNY/Buy US$	2015.03	CNY217,288/US$35,000

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

March 31, 2013

Sell US$/Buy NT$	2013.04-2013.05	US$30,800/NT$915,526
Sell US$/Buy CNY	2013.04-2013.06	US$81,000/CNY505,398
Sell US$/Buy MYR	2013.04-2013.06	US$8,000/MYR24,854
Sell US$/Buy KRW	2013.04	US$23,000/KRW25,444,600
Sell US$/Buy SGD	2013.04-2013.06	US$7,800/SGD9,708
Sell US$/Buy JPY	2013.04-2013.06	US$11,419/JPY1,087,558
Sell EUR/Buy US$	2013.04	EUR700/US$904

December 31, 2013

Sell US$/Buy NT$	2014.01-2014.02	US$51,000/NT$1,521,484
Sell US$/Buy CNY	2014.01-2014.04	US$88,220/CNY537,100
Sell US$/Buy MYR	2014.01-2014.02	US$8,500/MYR27,508
Sell US$/Buy KRW	2014.01	US$4,000/KRW4,253,000
Sell US$/Buy SGD	2014.01-2014.02	US$9,500/SGD11,870
Sell US$/Buy JPY	2014.01-2014.03	US$28,950/JPY3,003,944
Sell NT$/Buy US$	2014.03	NT$294,370/US$10,000

March 31, 2014

Sell US$/Buy NT$	2014.04-2014.06	US$30,000/NT$917,365
Sell US$/Buy CNY	2014.04-2014.10	US$104,500/CNY638,843
Sell US$/Buy MYR	2014.04-2014.05	US$9,500/MYR31,322
Sell US$/Buy SGD	2014.04-2014.05	US$8,000/SGD10,134
Sell US$/Buy JPY	2014.04-2014.05	US$7,399/JPY756,482

At each balance sheet date, the outstanding cross currency swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid (%)	Range of Interest Rates Received (%)

December 31, 2013

NT$598,600/US$20,000	2014.07	(0.19)	0.16

March 31, 2014

NT$598,600/US$20,000	2014.07	(0.19)	0.15

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2013

Sell US$ Put/NT$ Call	2016.03 (Note)	US$4,000/NT$113,400
Buy US$ Call/NT$ Put	2016.03 (Note)	US$2,000/NT$56,700

March 31, 2014

Sell US$ Put/NT$ Call	2016.08 (Note)	US$2,000/NT$58,300
Sell US$ Put/NT$ Call	2016.09 (Note)	US$2,000/NT$58,200
Sell US$ Put/NT$ Call	2016.09 (Note)	US$2,000/NT$58,760
Buy US$ Call/NT$ Put	2016.08 (Note)	US$1,000/NT$29,150
Buy US$ Call/NT$ Put	2016.09 (Note)	US$1,000/NT$29,100
Buy US$ Call/NT$ Put	2016.09 (Note)	US$1,000/NT$29,380

Note :	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts. The aforementioned outstanding contracts as of December 31, 2013 were all early settled.

At each balance sheet date, the outstanding interest rate swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid (%)	Range of Interest Rates Received (%)

March 31, 2014
CNY240,000	2015.02	1.35	0.89-1.02

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Open-end mutual funds	$20,000	$2,321,826	$1,867,557	$61,332
Limited partnership	544,712	583,441	594,965	19,539
Quoted ordinary shares	422,198	328,656	343,841	11,292
Unquoted ordinary shares (Note 10)	267,367	199,051	232,664	7,641
Unquoted preferred shares	17,783	14,670	16,971	557
Private-placement ordinary shares (Note 14)	65,304	69,655	-	-
	1,337,364	3,517,299	3,055,998	100,361
Current	69,795	2,376,970	1,922,038	63,121

Non-current	$1,267,569	$1,140,329	$1,133,960	$37,240

9.	DERIVATIVE FINANCIAL INSTRUMENTS FOR HEDGING

The Group entered into interest rate swap contracts as cash flow hedge to mitigate exposures to future cash flow fluctuations resulting from interest rate changes relating to the Group’s borrowings.

At each balance sheet date, the outstanding interest rate swap contracts of the Group were as follows:

Maturity Period		Notional Amount (In Thousands)	Interest Rates Paid (%)	Interest Rates Received (%)	Expected Period for Future Cash Flow	Expected Period for the Recognition of Gains or Losses from Hedging

December 31, 2013

2014.04	CNY	240,000	2.00	1.05-2.80	2014	2014

March 31, 2014

2014.04	CNY	240,000	2.00	1.34	2014	2014

All interest rate swap contracts exchanging floating interest rates for fixed interest rates were designated as cash flow hedges in order to reduce the Group's cash flow exposure to floating interest rates on borrowings.  The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amounts accumulated in equity are reclassified to profit or loss over the period that the floating rate interest payments on the borrowings affect profit or loss. (Note 23e)

10.	DEBT INVESTMENTS WITH NO ACTIVE MARKET - CURRENT

The Group invested in a 3-year unsecured convertible corporate bond issued by SiPhoton, Inc.

As of June 30, 2013, the Group assessed SiPhoton, Inc.’s financial condition and wrote off the entire carrying amount of the investment in SiPhoton, Inc. in debt investments with no active market - current and the 545 thousand shares purchased by the Group as a result of the exercise of warrants recorded as available-for-sale financial assets - non-current, and recognized an impairment loss under the line item of other gains and losses in the consolidated statement of comprehensive income in 2013.

11.	TRADE RECEIVABLES, NET

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Trade receivables	$33,503,060	$43,303,693	$37,910,360	$1,245,004
Less: Allowance for doubtful debts	71,064	68,120	53,533	1,758

Trade receivables, net	$33,431,996	$43,235,573	$37,856,827	$1,243,246

a.	Trade receivables

The Group’s average credit terms were during 30 to 90 days.  Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

The concentration of credit risk was insignificant due to the fact that the customer base was large.

Age of receivables that are past due but not impaired

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Less than 30 days	$2,812,122	$4,090,787	$2,740,475	$89,999
31 to 90 days	154,039	195,741	391,299	12,851
More than 91 days	389	1,585	-	-

Total	$2,966,550	$4,288,113	$3,131,774	$102,850

The above aging schedule was based on the past due date.

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered recoverable.  The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement in the allowance for doubtful debts

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2013	$23,976	$56,161	$80,137
Impairment losses reversed	(9,791)	(325)	(10,116)
Effect of foreign currency exchange differences	(65)	1,108	1,043

Balance at March 31, 2013	$14,120	$56,944	$71,064

Balance at January 1, 2014	$26,885	$41,235	$68,120
Impairment losses reversed	(11,039)	(2,961)	(14,000)
Amount written off as uncollectible	-	(11)	(11)
Effect of foreign currency exchange differences	(1,233)	657	(576)

Balance at March 31, 2014	$14,613	$38,920	$53,533

	Impaired Individually	Impaired Collectively	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2014	$883	$1,354	$2,237
Impairment losses reversed	(363)	(97)	(460)
Amount written off as uncollectible	-	(1)	(1)
Effect of foreign currency exchange differences	(40)	22	(18)

Balance at March 31, 2014	$480	$1,278	$1,758

Age of impaired trade receivables

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Not past due	$-	$-	$-	$-
Less than 30 days	21,819	11,501	44,084	1,448
31 to 90 days	165,919	109,376	186,513	6,125
More than 91 days	25,375	115,203	116,656	3,831

Total	$213,113	$236,080	$347,253	$11,404

The above aging schedule was based on the past due date.

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)		Amounts Collected (In Thousands)		Advances Received At Period-end (In Thousands)		Interest Rates on Advances Received (%)	Credit Line (In Thousands)

For the three months ended March 31, 2013
Citi bank	US$	55,124	US$	-	US$	55,124	1.04	US$	92,000

For the three months ended March 31, 2014
Citi bank	US$	49,147	US$	-	US$	49,147	1.09	US$	92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks.  In the commencement of the factoring agreement in 2010, the Company also issued promissory notes to the banks for commercial disputes which remained undrawn since.  The promissory noted amounted to US$27,000 thousand as of March 31, 2013, December 31, 2013 and March 31, 2014, respectively.  There were no significant losses from commercial disputes in the past and the Group did not expect any significant commercial dispute losses in the foreseeable future.

12.	INVENTORIES

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Finished goods	$3,147,195	$4,863,676	$3,911,581	$128,459
Work in process	2,252,275	1,701,257	2,410,352	79,158
Raw materials	8,059,144	8,766,638	8,189,302	268,942
Supplies	594,562	573,588	591,116	19,413
Raw materials and supplies in transit	249,316	376,077	392,864	12,902

	$14,302,492	$16,281,236	$15,495,215	$508,874

The cost of inventories recognized as operating costs for the three months ended March 31, 2013 and 2014 were NT$39,686,015 thousand and NT$44,306,210 thousand (US$1,455,048 thousand), respectively, which included write-downs of inventories at NT$111,606 thousand and NT$38,404 thousand (US$1,261 thousand), respectively.

13.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$160,009	$16,764	$5,322	$175
Construction in progress (Note 18)	12,328,494	13,676,668	15,820,564	519,559
Land held for construction	1,646,347	1,682,735	1,692,764	55,592
Prepayments for land use rights	3,127,027	3,213,088	3,255,304	106,906

	$17,261,877	$18,589,255	$20,773,954	$682,232

Land and buildings held for sale located in Shanghai Zhangjiang was successively completed and sold.  Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China and Lidu Road and Xinhong Road in Kun Shan, China.  The capitalized borrowing costs for the three months ended March 31, 2013 and 2014 is disclosed in Note 24.

As of March 31, 2013, December 31, 2013 and March 31, 2014, inventories related to real estate business of NT$17,101,868 thousand, NT$18,572,491 thousand and NT$20,768,632 thousand (US$682,057 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 33 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount
	Main	Establish- ment and Operating	March 31, 2013	December 31, 2013	March 31, 2014
Name of Associate	Business	Location	NT$	NT$	NT$	US$
						(Note 4)

Listed companies
Hung Ching Development & Construction Co. (“HCDC”)	Engaged in the development, construction and leasing of real estate properties	ROC	$1,091,403	$1,163,196	$1,306,830	$42,917
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in 6” wafer foundry	ROC	-	-	115,917	3,807
Unlisted companies
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	357,211	353,154	352,100	11,563
(Continued)

			Carrying Amount
	Main	Establish- ment and Operating	March 31, 2013	December 31, 2013	March 31, 2014
Name of Associate	Business	Location	NT$	NT$	NT$	US$
						(Note 4)

StarChips Technology Inc. (“SCT”)	Engaged in design, manufacturing and sale of LED driver IC	ROC	$47,856	$47,856	$47,856	$1,572
			1,496,470	1,564,206	1,822,703	59,859
	Less: Deferred gain on transfer of land		300,149	300,149	300,149	9,857
	Accumulated impairment - SCT		47,856	47,856	47,856	1,572

			$1,148,465	$1,216,201	$1,474,698	$48,430
(Concluded)

At each balance sheet date, the percentages of ownership held by the Group were as follows:

	March 31, 2013	December 31, 2013	March 31, 2014

HCDC	26.2%	26.2%	26.2%
AMPI	-	-	22.1%
HCK	27.3%	27.3%	27.3%
SCT	33.3%	33.3%	33.3%

In January 2014, the Company subscribed for 20,000 thousand private-placement ordinary shares of AMPI in NT$100,000 thousand (US$3,284 thousand).  The Company obtained significant influence over AMPI since the percentage of ownership was 27.4% after taking into account the shares previously held and recognized as available-for-sale financial assets.  The private-placement ordinary shares subscribed for were restricted for transfer during a 3-year lock-up period.  In addition, the Company did not subscribe for AMPI’s cash capital increase in February 2014 and, as the result, the percentage of ownership decreased from 27.4% to 22.1%.

The publicly quoted market values of the investments accounted for using the equity method were summarized as follows:

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

HCDC	$912,776	$1,242,199	$1,180,432	$38,766
AMPI	$-	$-	$329,088	$10,807

Aggregate financial information of associates was summarized as follows:

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Total assets	$13,808,752	$16,020,314	$19,049,820	$625,610
Total liabilities	$8,067,766	$9,802,624	$11,726,522	$385,107

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Operating revenues	$66,949	$326,904	$10,736
Loss for the period	$(59,402)	$(163,813)	$(5,380)
Other comprehensive income (loss) for the period, net of income tax	$(59,184)	$522,411	$17,156

The Group’s share of profit or loss and other comprehensive income (loss) of associates for the three months ended March 31, 2013 and 2014 was based on the associates’ reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Land	$3,296,324	$3,295,758	$3,314,594	$108,854
Buildings and improvements	41,447,273	44,766,601	44,761,670	1,470,005
Machinery and equipment	72,942,790	75,085,182	72,471,991	2,380,033
Transportation equipment	85,604	82,228	77,474	2,544
Furniture and fixtures	1,288,645	1,243,556	1,262,455	41,460
Leased assets and leasehold improvement	64,048	14,304	17,788	584
Construction in progress and machinery in transit	8,089,060	7,009,702	8,516,407	279,685

	$127,213,744	$131,497,331	$130,422,379	$4,283,165

For the three months ended March 31, 2013

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2013	$3,274,086	$63,482,739	$193,973,968	$294,377	$5,435,713	$211,477	$8,178,827	$274,851,187
Additions	-	617,592	3,130,882	2,285	72,088	-	887,598	4,710,445
Disposals	-	(170,907)	(1,330,242)	(3,027)	(25,735)	-	(5,198)	(1,535,109)
Reclassification	-	(21,542)	1,083,406	1,287	104,214	-	(1,167,709)	(344)
Effect of foreign currency exchange differences	22,238	817,702	1,677,534	5,814	86,094	4,336	195,542	2,809,260

Balance at March 31, 2013	$3,296,324	$64,725,584	$198,535,548	$300,736	$5,672,374	$215,813	$8,089,060	$280,835,439

Accumulated depreciation and impairment

Balance at January 1, 2013	$-	$22,307,146	$120,775,451	$207,017	$4,235,613	$128,186	$-	$147,653,413
Depreciation expense	-	863,295	5,071,444	7,466	135,887	20,341	-	6,098,433
Impairment losses reversed	-	(755)	(273)	-	-	-	-	(1,028)
Disposals	-	(150,834)	(1,248,820)	(3,027)	(21,264)	-	-	(1,423,945)
Reclassification	-	(1,450)	(189)	(2)	1,450	-	-	(191)
Effect of foreign currency exchange differences	-	260,909	995,145	3,678	32,043	3,238	-	1,295,013

Balance at March 31, 2013	$-	$23,278,311	$125,592,758	$215,132	$4,383,729	$151,765	$-	$153,621,695

For the three months ended March 31, 2014

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$3,295,758	$70,593,537	$208,351,905	$288,571	$5,973,301	$122,717	$7,009,702	$295,635,491
Additions	-	575,923	1,587,144	-	64,395	4,098	2,296,507	4,528,067
Disposals	-	(36,406)	(2,287,869)	(4,741)	(66,602)	(107,081)	(3,810)	(2,506,509)
Reclassification	-	37,844	626,158	2,292	32,907	-	(730,255)	(31,054)
Effect of foreign currency exchange differences	18,836	529,369	1,629,929	3,094	126,610	1,477	(35,473)	2,273,842

Balance at March 31, 2014	$3,314,594	$71,700,267	$209,907,267	$289,216	$6,130,611	$21,211	$8.536.671	$299,899,837

Accumulated depreciation and impairment

Balance at January 1, 2014	$-	$25,826,936	$133,266,723	$206,343	$4,729,745	$108,413	$-	$164,138,160
Depreciation expense	-	951,171	5,175,028	7,089	135,946	722	-	6,269,956
Impairment losses recognized	-	-	-	-	-	-	20,264	20,264
Disposals	-	(34,112)	(2,076,247)	(3,818)	(66,104)	(107,081)	-	(2,287,362)
Effect of foreign currency exchange differences	-	194,602	1,069,772	2,128	68,569	1,369	-	1,336,440

Balance at March 31, 2014	$-	$26,938,597	$137,435,276	$211,742	$4,868,156	$3,423	$20,264	$169,477,458

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2014	$108,235	$2,318,343	$6,842,427	$9,477	$196,168	$4,030	$230,203	$9,708,883
Additions	-	18,914	52,123	-	2,114	135	75,419	148,705
Disposals	-	(1,196)	(75,135)	(156)	(2,187)	(3,517)	(125)	(82,316)
Reclassification	-	1,243	20,563	75	1,081	-	(23,982)	(1,020)
Effect of foreign currency exchange differences	619	17,385	53,528	102	4,158	48	(1,165)	74,675

Balance at March 31, 2014	$108,854	$2,354,689	$6,893,506	$9,498	$201,334	$696	$280,350	$9,848,927

Accumulated depreciation and impairment

Balance at January 1, 2014	$-	$848,176	$4,376,575	$6,776	$155,328	$3,561	$-	$5,390,416
Depreciation expense	-	31,237	169,951	233	4,465	24	-	205,910
Impairment losses recognized	-	-	-	-	-	-	665	665
Disposals	-	(1,120)	(68,185)	(125)	(2,171)	(3,518)	-	(75,119)
Effect of foreign currency exchange differences	-	6,391	35,132	70	2,252	45	-	43,890

Balance at March 31, 2014	$-	$884,684	$4,513,473	$6,954	$159,874	$112	$665	$5,565,762

A portion of property, plant and equipment was unable to be used for the Group’s production due to technical obsolescence and the Group recognized an impairment loss of NT$20,264 thousand (US$666 thousand) under the line item of other gains and losses in the consolidated statements of comprehensive income for the three months ended March 31, 2014.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Transportation equipment	2-7 years
Furniture and fixtures	2-20 years
Leased assets and leasehold improvements	2-10 years

The capitalized borrowing costs for the three months ended March 31, 2013 and 2014 is disclosed in Note 24.

Refer to Note 33 for the carrying amount of property, plant and equipment that had been pledged by the Group to secure bank borrowings.

16.	GOODWILL

	2013	2014
	NT$	NT$	US$ (Note 4)

Cost

Balance at January 1	$12,295,819	$12,336,816	$405,150
Effect of foreign currency exchange differences	41,583	35,042	1,151

Balance at March 31	$12,337,402	$12,371,858	$406,301

Accumulated impairment

Balance at January 1 and March 31	$(1,988,996)	$(1,988,996)	$(65,320)

17.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Patents	$185,709	$35,751	$23,143	$760
Acquired specific technology	174,978	88,674	67,784	2,226
Customer relationships	765,516	654,821	621,056	20,396
Computer software and others	752,616	826,578	851,601	27,967

	$1,878,819	$1,605,824	$1,563,584	$51,349

For the three months ended March 31, 2013

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2013	$1,018,533	$1,113,947	$1,579,015	$3,522,312	$7,233,807
Additions	-	-	-	35,531	35,531
Reclassification	-	-	-	1,106	1,106
Effect of foreign currency exchange differences	1,662	-	-	20,488	22,150

Balance at March 31, 2013	$1,020,195	$1,113,947	$1,579,015	$3,579,437	$7,292,594

(Continued)

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Accumulated amortization

Balance at January 1, 2013	$774,159	$882,625	$776,600	$2,745,977	$5,179,361
Amortization expense	59,770	56,344	36,899	67,378	220,391
Effect of foreign currency exchange differences	557	-	-	13,466	14,023

Balance at March 31, 2013	$834,486	$938,969	$813,499	$2,826,821	$5,413,775
(Concluded)

For the three months ended March 31, 2014

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$1,021,750	$1,113,947	$1,579,015	$3,848,793	$7,563,505
Additions	-	-	-	88,151	88,151
Disposals	-	-	-	(5)	(5)
Reclassification	-	-	-	(95)	(95)
Effect of foreign currency exchange differences	788	-	-	21,942	22,730

Balance at March 31, 2014	$1,022,538	$1,113,947	$1,579,015	$3,958,786	$7,674,286

Accumulated amortization

Balance at January 1, 2014	$985,999	$1,025,273	$924,194	$3,022,215	$5,957,681
Amortization expense	13,116	20,890	33,765	67,500	135,271
Disposals	-	-	-	(1)	(1)
Reclassification	-	-	-	2,516	2,516
Effect of foreign currency exchange differences	280	-	-	14,955	15,235

Balance at March 31, 2014	$999,395	$1,046,163	$957,959	$3,107,185	$6,110,702
(Concluded)

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2014	$33,555	$36,583	$51,856	$126,397	$248,391
Additions	-	-	-	2,895	2,895
Disposals	-	-	-	(1)	(1)
Reclassification	-	-	-	(3)	(3)
Effect of foreign currency exchange differences	26	-	-	721	747

Balance at March 31, 2014	$33,581	$36,583	$51,856	$130,009	$252,029

Accumulated amortization

Balance at January 1, 2014	$32,381	$33,671	$30,351	$99,252	$195,655
Amortization expense	431	686	1,109	2,216	4,442
Disposals	-	-	-	(1)	(1)
Reclassification	-	-	-	83	83
Effect of foreign currency exchange differences	9	-	-	492	501

Balance at March 31, 2014	$32,821	$34,357	$31,460	$102,042	$200,680

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Patents	5-15 years
Acquired specific technology	5 years
Customer relationships	11 years
Computer software and others	2-32 years

18.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with periods for use from 50 to 60 years.  As of March 31, 2013, December 31, 2013 and March 31, 2014, the carrying amount of the land use right which the Group was in the process of obtaining the certificates was NT$1,549,407 thousand, NT$1,541,453 thousand and NT$18,408 thousand (US$605 thousand), respectively.  During January 1, 2014 to March 31, 2014, the land use right located in China which the Group obtained the certificates was reclassified from long-term prepayments for lease to construction in progress under inventories related to real estate business.

19.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.79%-6.89%, 0.80%-6.30%, 0.77%-6.16% as of March 31, 2013, December 31, 2013 and March 31, 2014, respectively.

b.	Long-term borrowings

As of December 31, 2013 and March 31, 2014, the long-term borrowings with fixed interest rates were NT$706,562 thousand and NT$721,313 thousand (US$23,688 thousand), respectively, with annual interest rates at 2.50%-6.15%.  The fixed interest rate long-term borrowings will be repayable through April 2015 to May 2015.  The others were floating interest rate borrowings and consisted of the followings:

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Specified purpose loans	$641,238	$16,080	$-	$-
Working capital bank loans	36,519,541	33,797,768	32,690,202	1,073,570
Mortgage loans	408,625	395,177	683,167	22,436
	37,569,404	34,209,025	33,373,369	1,096,006
Less: Unamortized arrangement fee	41,366	58,722	53,105	1,744
	37,528,038	34,150,303	33,320,264	1,094,262
Less: Current portion	3,140,637	5,276,206	5,032,977	165,287

	$34,387,401	$28,874,097	$28,287,287	$928,975

1)	Specified purpose loans

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Early repaid in March 2014 and annual interest rates were 1.68%-1.80% and 6.15% as of March 31, 2013 and December 31, 2013, respectively	$641,238	$16,080	$-	$-

2)	Working capital bank loans

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Syndicated bank loans - repayable through June 2014 to July 2018, annual interest rates were 0.93%-2.30%, 0.90%-2.28% and 0.88%-2.32% as of March 31, 2013, December 31, 2013 and March 31, 2014, respectively

ASE Inc.	$10,255,714	$10,026,021	$10,790,271	$354,360
(Continued)

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Subsidiaries	$2,108,628	$1,511,114	$1,544,829	$50,733
Others - repayable through April 2014 to July 2018, annual interest rates were 1.03%-6.15%, 1.04%-4.43% and 1.04%-5.32% as of March 31, 2013, December 31, 2013 and March 31, 2014, respectively
ASE Inc.	17,944,525	16,839,885	15,484,940	508,537
Subsidiaries	6,210,674	5,420,748	4,870,162	159,940

	$36,519,541	$33,797,768	$32,690,202	$1,073,570
(Concluded)

Pursuant to the above loan agreements, the Group should maintain certain financial covenants including current ratio, debt ratio, tangible net assets and interest coverage ratio.  Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements.

3)	Mortgage loans

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Repayable through April 2014 to June 2018, annual interest rates were 1.40%-1.44%, 1.40%-7.20% and 1.40%-7.20% as of March 31, 2013, December 31, 2013 and March 31, 2014, respectively
DWREAL	$-	$85,550	$391,270	$12,850
UGTW	408,625	299,850	281,992	9,261
DYREAL	-	9,777	9,905	325

	$408,625	$395,177	$683,167	$22,436

As of March 31, 2013, December 31, 2013 and March 31, 2014, loans of NT$3,073,714 thousand, NT$5,962,343 thousand and NT$3,117,943 thousand (US$102,396 thousand), respectively, would mature within one year.  The Group, however, had sufficient long term credit facility obtained before March 31, 2013, December 31, 2013 and March 31, 2014, respectively, to refinance the loans on a long-term basis, and therefore such balances were not classified as current portion of long-term borrowings.

20.	BONDS PAYABLE

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016 and interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000	$8,000,000	$262,726
Unsecured convertible overseas bonds	-	11,922,000	12,188,000	400,263
Secured overseas bonds - secured by the Company
CNY150,000 thousand, repayable at maturity in September 2014 and interest due semi-annually with annual interest rate 3.13%	713,642	733,282	742,917	24,398
CNY500,000 thousand, repayable at maturity in September 2016 and interest due semi-annually with annual interest rate 4.25%	2,378,806	2,444,275	2,476,390	81,326
	11,092,448	23,099,557	23,407,307	768,713
Less: Unamortized issuance cost	185,353	220,793	203,210	6,674
Discounts on bonds payable	-	1,564,759	1,486,651	48,822
	10,907,095	21,314,005	21,717,446	713,217
Less: Current portion	-	731,438	741,695	24,358

	$10,907,095	$20,582,567	$20,975,751	$688,859

In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand.  The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof.  Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956.  The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause.  As of March 31, 2014, the conversion price was NT$33.05 (US$1.09).

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on or after the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the Bonds Options aggregately recognized as financial liabilities at FVTPL.  The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition.  Loss of NT$532,504 thousand (US$17,488 thousand) arising on fair value changes was recognized under the line item of other gains and losses for the three months ended March 31, 2014.

21.	OTHER PAYABLES

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Payables for property, plant and equipment	$4,603,671	$3,408,603	$4,204,888	$138,092
Accrued salary and bonus	3,735,887	4,414,581	4,120,201	135,310
Accrued bonus to employees and remuneration to directors and supervisors	1,713,747	1,778,422	2,158,184	70,876
Others	4,970,909	5,156,947	5,357,098	175,931

	$15,024,214	$14,758,553	$15,840,371	$520,209

22.	RETIREMENT BENEFIT PLANS

The Group’s pension plans consisted of defined contribution retirement plan and defined benefit retirement plan.  Employee benefit expenses in respect of the Group’s defined benefit retirement plans were calculated using the actuarially determined pension cost discount rate as of December 31, 2012 and 2013, and recognized in the following line items in respective periods:

	Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Operating cost	$83,939	$89,673	$2,945
Selling and marketing expenses	2,904	2,873	94
General and administrative expenses	13,407	17,428	572
Research and development expenses	10,061	9,879	325

	$110,311	$119,853	$3,936

23.	EQUITY

a.	Share capital

Ordinary shares

	March 31, 2013	December 31, 2013	March 31, 2014

Numbers of shares authorized (in thousands)	9,500,000	9,600,000	9,600,000

(Continued)

	March 31, 2013	December 31, 2013	March 31, 2014

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000	800,000

Numbers of shares registered (in thousands)	7,602,122	7,756,004	7,787,160
Numbers of shares subscribed in advance (in thousands)	5,504	31,823	25,816

Number of shares issued and fully paid (in thousands)	7,607,626	7,787,827	7,812,976
(Concluded)

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Shares authorized	$95,000,000	$96,000,000	$96,000,000	$3,152,709

Shares reserved
Employee share options	$8,000,000	$8,000,000	$8,000,000	$262,726

Shares registered	$76,021,217	$77,560,040	$77,871,596	$2,557,360
Shares subscribed in advance	105,306	620,218	465,527	15,288

Shares issued	$76,126,523	$78,180,258	$78,337,123	$2,572,648

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote.  As of March 31, 2014, there were 100,000 thousand ordinary shares included in the authorized shares were not required to complete the share registration process.

In July 2013, the Company issued 130,000 thousand ordinary shares for cash capital increase at NT$26.1 per share and the Company has completed the registration formalities.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares.  As of March 31, 2013, December 31, 2013 and March 31, 2014, 103,249 thousand, 96,649 thousand and 102,578 thousand ADSs were outstanding and represented approximately 516,245 thousand, 483,243 thousand and 512,892 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Arising from the excess of the consideration received over the carrying amounts of the subsidiaries’ net assets	$2,166,209	$2,165,879	$2,165,879	$71,129
Arising from issuance of ordinary shares	1,741,740	4,134,295	4,518,813	148,401
(Continued)

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Arising from employee share options	$1,337,043	$1,369,232	$1,302,208	$42,766
Arising from treasury share transactions	83,117	236,214	236,214	7,757
Arising from share of changes in capital surplus of associates	1,793	3,250	8,862	291

	$5,329,902	$7,908,870	$8,231,976	$270,344
(Concluded)

Capital surplus arising from issuance of ordinary shares of NT$3,626 thousand represented the reclassification arising from the unexercised portion for employees’ subscription on cash capital increase of the Company (Note 27b).

The premium from ordinary shares issued in excess of par, including the premium from issuance of ordinary shares, treasury share transactions and carrying amount of expired options, may be used to offset deficits; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to capital up to a certain percentage of the Company’s capital surplus each year.

The capital surplus arising from investments accounted for using the equity method and employee share options may not be used for any purpose.

c.	Retained earnings and dividend policy

The amendments to Articles of Incorporation of ASE Inc. (the “Articles”) were approved by the shareholders in June 2013 providing that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as compensation to directors and supervisors;

7)
Between 7.0% to 11.0% of the remainder, from 1) to 5), as bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees at the board of directors’ discretion; and

8)	Any remainder from above as dividends to shareholders.

Employees to whom referred in 7) above include employees of subsidiaries that meet certain conditions, which are to be determined by the board of directors.

The Company is currently in the mature growth stage.  To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock.  A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

For the three months ended March 31, 2013 and 2014, the accrued bonus to employees of the Company was NT$203,965 thousand and NT$339,291 thousand (US$11,143 thousand), respectively, and the accrued compensation to directors and supervisors of the Company was NT$40,793 thousand and NT$30,845 thousand (US$1,013 thousand), respectively.  The accrued bonus to employees and compensation to directors and supervisors represented 11% and 1%, respectively, of net income (net of the bonus and compensation) for the three months ended March 31, 2014 under the new Articles and 10% and 2%, respectively, of net income (net of the bonus and compensation) for the three months ended March 31, 2013 under the former Articles.  Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the consolidated financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized.  If there is a change in the proposed amounts after the consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.  If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

The Company appropriates or reverses a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”.  Distributions can be made out of any subsequent reversal of the debit to other equity items.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus.  Legal reserve may be used to offset deficits.  If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriation of earnings for 2012 resolved at the Company’s annual shareholders’ meetings in June 2013, and the appropriation of 2013 earnings approved by the Company’s board of directors in April 2014 and to be resolved by the Company’s annual shareholders’ meeting were as follows:

	Appropriation of Earnings			Dividends Per Share
	For Year 2012	For Year 2013		For Year 2012	For Year 2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)
				(in dollars)	(in dollars)	(in dollars)

Legal reserve	$1,309,136	$1,568,907	$51,524
Special reserve	309,992	-	-
Cash dividends	7,987,974	10,156,005	333,531	$1.05	$1.30	$0.04

	$9,607,102	$11,724,912	$385,055

Reversal of special reserve at NT$309,992 thousand for Year 2013 was also approved by the Company’s board of directors in April 2014.

The bonus to employees and the remuneration to directors and supervisors for 2012 distributed in cash were also resolved in the aforementioned shareholders’ meetings.  In addition to the 2013 earnings appropriation listed above, the board of directors also approved to distribute the bonus to employees and remuneration to directors and supervisors in cash.  The information was as follows:

	For
	Year 2012	For Year 2013
	NT$	NT$	US$ (Note 4)

Bonus to employees	$1,147,223	$1,587,300	$52,128
Remuneration to directors and supervisors	228,000	144,000	4,729

The differences between the resolved amounts of the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the year ended December 31, 2012 was deemed changes in estimates.  The difference was NT$38,644 thousand and had been adjusted in earnings for the year ended December 31, 2013.

Information regarding the bonus to employees and the remuneration to directors and supervisors approved by the Company’s board of directors and resolved by the shareholders’ meeting is available on the Market Observation Post System website of the TSE.

d.	Special reserve appropriated following first-time adoption of Taiwan-IFRS

On January 1, 2013, the Company appropriated to the special reserve of NT$3,353,938 thousand  relating to the exchange differences on translating foreign operations transferred to retained earnings on the first-time adoption of Taiwan-IFRS.

e.	Others equity items

1)	Exchange differences on translating foreign operations

	2013	2014
	NT$	NT$	US$ (Note 4)

Balance at January 1	$(3,210,248)	$(525,521)	$(17,259)
Exchange differences arising on translating foreign operations	1,982,290	1,539,271	50,551
Share of exchange difference of associates accounted for using the equity method	191	1,358	45

Balance at March 31	$(1,227,767)	$1,015,108	$33,337

2)	Unrealized gain on available-for-sale financial assets

	2013	2014
	NT$	NT$	US$ (Note 4)

Balance at January 1	$355,254	$426,246	$13,998
Unrealized gain arising on revaluation of available-for-sale financial assets	150,841	80,145	2,632
Cumulative gain reclassified to profit or loss on disposal of available-for-sale financial assets	-	(22,188)	(729)
Share of unrealized gain (loss) on available-for-sale financial assets of associates accounted for using the equity method	(15,709)	136,892	4,496

Balance at March 31	$490,386	$621,095	$20,397

3)	Cash flow hedges

	2013	2014
	NT$	NT$	US$ (Note 4)

Balance at January 1	$(3,755)	$(3,279)	$(107)
Gain arising on changes in the fair value of hedging instruments - Interest rate swap contracts	-	898	29
Cumulative losses arising on changes in fair value of hedging instruments reclassified to profit or loss - Interest rate swap contracts	4,524	1,971	65
Income tax related to cash flow hedges	(769)	-	-

Balance at March 31	$-	$(410)	$(13)

f.	Treasury shares (in thousand shares)

	Balance		Retirement/	Ending
	Shares	Addition	Decrease	Shares

Three months ended March 31, 2013

Shares held by subsidiaries	145,883	-	-	145,883

Three months ended March 31, 2014

Shares held by subsidiaries	145,883	-	-	145,883

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Carrying amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

March 31, 2013

ASE Test	88,200	$1,380,721		$2,160,912
J&R Holding	46,704	381,709		1,144,242
ASE Test, Inc.	10,979	196,677		268,980

	145,883	$1,959,107		$3,574,134

December 31, 2013

ASE Test	88,200	$1,380,721		$2,443,153
J&R Holding	46,704	381,709		1,293,694
ASE Test, Inc.	10,979	196,677		304,112

	145,883	$1,959,107		$4,040,959
(Continued)

	Shares Held By Subsidiaries	Carrying amount	Carrying amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

March 31, 2014

ASE Test	88,200	$1,380,721	$45,343	$2,981,176	$97,904
J&R Holding	46,704	381,709	12,536	1,578,587	51,842
ASE Test, Inc.	10,979	196,677	6,459	371,083	12,187

	145,883	$1,959,107	$64,338	$4,930,846	$161,933
(Concluded)

The Company issued ordinary shares in connection with its merger with its subsidiaries.  The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting.  The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

g.	Non-controlling interests

	2013	2014
	NT$	NT$	US$ (Note 4)

Balance at January 1	$3,521,419	$4,144,338	$136,103
Attributable to non-controlling interests:
Share of profit for the period	125,356	118,606	3,895
Exchange difference on translating foreign operations	76,142	49,336	1,620
Unrealized gain on available-for-sale financial assets	946	216	7
Non-controlling interest relating to issue of ordinary shares under employee share options	29,161	11,709	385

Balance at March 31	$3,753,024	$4,324,205	$142,010

24.	PROFIT BEFORE INCOME TAX

a.	Other income

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Interest income - mainly from bank deposits	$40,399	$58,712	$1,928
Government subsidy	18,077	37,961	1,247
Rental income	17,621	16,623	546
Dividends income	-	3,417	112

	$76,097	$116,713	$3,833

b.	Other gains and losses

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Net gains on financial assets designated as at FVTPL	$29,051	$199,038	$6,537
Net gains arising on financial instruments held for trading	585,727	127,258	4,179
Gains (losses) on disposal of assets	(12,590)	11,028	362
Foreign exchange losses, net	(472,929)	(668,322)	(21,948)
Others	(96,227)	90,509	2,972

	$33,032	$(240,489)	$(7,898)

c.	Finance costs

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost	$568,236	$620,895	$20,391
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(9,763)	(12,719)	(418)
Property, plant and equipment	(32,108)	(20,231)	(664)
	526,365	587,945	19,309
Loss arising on derivatives as designated hedging instruments in cash flow hedge accounting relationship reclassified from equity to profit or loss	4,524	1,971	64
Other finance costs	8,348	8,443	278

	$539,237	$598,359	$19,651

Information relating to the capitalized borrowing costs was as follows:

	For the Three Months Ended March 31
	2013	2014

Annual interest capitalization rates
Inventories related to real estate business	5.90%-6.00%	6.00%-7.21%
Property, plant and equipment	1.54%-5.88%	0.88%-6.15%

d.	Depreciation and amortization

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$6,098,433	$6,269,956	$205,910
Intangible assets	220,391	135,271	4,442

Total	$6,318,824	$6,405,227	$210,352

Summary of depreciation by function
Operating costs	$5,660,474	$5,829,700	$191,452
Operating expenses	437,959	440,256	14,458

	$6,098,433	$6,269,956	$205,910

Summary of amortization by function
Operating costs	$125,871	$49,496	$1,625
Operating expenses	94,520	85,775	2,817

	$220,391	$135,271	$4,442

e.	Employee benefits expense

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$299,523	$363,809	$11,948
Defined benefit plans	110,311	119,853	3,936
	409,834	483,662	15,884
Equity-settled share-based payments	73,989	33,487	1,100
Salary, incentives and bonus	7,716,690	8,952,610	294,010
Other employee benefits	1,182,083	1,368,944	44,957

	$9,382,596	$10,838,703	$355,951

Summary of employee benefits expense by function
Operating costs	$6,427,374	$7,440,424	$244,349
Operating expenses	2,955,222	3,398,279	111,602

	$9,382,596	$10,838,703	$355,951

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

The major components of income tax expense were as follows:

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$521,209	$553,623	$18,181
Income tax expense of unappropriated earnings	13,918	25,737	845
In respect of prior years	1,863	1,569	52
	536,990	580,929	19,078

Deferred income tax
In respect of the current year	233,436	98,083	3,221
Effect of foreign currency exchange differences	32,331	47,827	1,571
	265,767	145,910	4,792

Income tax expense recognized in profit or loss	$802,757	$726,839	$23,870

On April 9, 2014, the Ministry of Finance promulgated the amendments to the Assessment Rules Governing Income Tax Returns of Profit-Seeking Enterprises, the Tax Ruling No. 10304540780, and the amendments apply to the filing of income tax returns for 2013 onwards.  The applications of such amendments were not expected to have significant effect on current and deferred tax assets and liabilities.

b.	Integrated income tax

As of March 31, 2013, December 31, 2013 and March 31, 2014, unappropriated earnings were all generated on and after January 1, 1998.  As of March 31, 2013, December 31, 2013 and March 31, 2014, the balance of the Imputation Credit Account (“ICA”) was NT$600,543 thousand, NT$733,341 thousand and NT$733,341 thousand (US$24,083 thousand), respectively.

The creditable ratio for the distribution of earnings of 2012 and 2013 was 6.95% (actual) and 5.28% (estimated), respectively.

Under the Integrated Income Tax System, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated after January 1, 1998.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends.  An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of dividend distribution.  The expected creditable ratio for the 2013 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

According to legal interpretation No. 10204562810 announced by the Taxation Administration of the Ministry of Finance, when calculating imputation credits in the year of first-time adoption of Taiwan-IFRSs, the cumulative retained earnings include the net increase or net decrease in retained earnings arising from first-time adoption of Taiwan-IFRSs.

c.	Income tax assessments

Income tax returns of ASE Inc. and its resident subsidiaries have been examined by authorities through 2010 and through 2010 to 2012, respectively.  ASE Inc. and some of its resident subsidiaries disagreed with the result of examinations relating to its income tax returns for 2004 through 2010 and applied for appeal procedures.  The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years.

26.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Profit for the three months
	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Profit for the three months attributable to owners of the Company	$2,230,632	$3,437,872	$112,902
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(30,976)	(38,168)	(1,253)

Earnings used in the computation of diluted earnings per share	$2,199,656	$3,399,704	$111,649

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Three Months Ended March 31
	2013	2014

Weighted average number of ordinary shares in computation of basic earnings per share	7,460,049	7,654,229
Effect of potentially dilutive ordinary shares:
Employee share options	54,536	81,751
Bonus to employees	53,718	54,736

Weighted average number of ordinary shares in computation of diluted earnings per share	7,568,303	7,790,716

The Group is able to settle the bonus to employees by cash or shares.  The Group presumed that the entire amount of the bonus would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive.  Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

If the outstanding convertible bonds issued by the Company were converted to ordinary shares, earings used in the computation of diluted earnings per share would have increased and therefore they were anti-dilutive and excluded from the computation of diluted earnings per share.

27.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has four employee share option plans for full-time employees of the Group.  Each unit represents the right to purchase one ordinary share of ASE Inc. when exercised.  Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date.  The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.  For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

ASE Inc. Option Plans

Information about share options was as follows:

	For the Three Months Ended March 31
	2013		2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	344,332	$20.3	285,480	$20.5
Options forfeited	(987)	20.6	(570)	20.5
Options exercised	(5,334)	19.1	(25,150)	18.0

Balance at March 31	338,011	20.3	259,760	20.7

Ending exercisable, balance	239,329	20.1	203,776	20.7

The weighted average share prices at the dates of exercise of share options for the three months ended March 31, 2013 and 2014 was NT$24.7 and NT$29.6 (US$0.97), respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

March 31, 2013	$8.4-13.5	1.3
	20.4-22.6	6.1

December 31, 2013	11.1-13.5	0.6
	20.4-22.6	5.4

March 31, 2014	11.1-13.5	0.9
	20.4-22.6	5.1

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007.  Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised.  The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about share options was as follows:

	For the Three Months Ended March 31
	2013		2014
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1 and March 31	28,595	$1.7	28,545	$1.7

Ending exercisable, balance	28,575	1.7	28,545	1.7

As of March 31, 2013, December 31, 2013 and March 31, 2014, the remaining contractual life was 4.7 years, 4.0 years and 3.7 years, respectively.

USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans.  In December 2013, USIE modified its option plan granted in 2007 by extending the contractual life from 10 years to 11 years.

Information about share options was as follows:

	For the Three Months Ended March 31
	2013		2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1 and March 31	34,966	$2.1	34,939	$2.1

Ending exercisable, balance	22,252	1.7	28,281	2.0

Information on USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

March 31, 2013	$1.5	4.7
	2.4-2.9	7.6
(Continued)

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2013	$1.5	4.0
	2.4-2.9	6.8

March 31, 2014	1.5	4.7
	2.4-2.9	6.6
  (Concluded)
b.	New shares issued under cash capital increase reserved for subscription by employees

In July 2013, the board of directors approved the cash capital increase and, as required under the Company Act of the ROC, simultaneously granted options to employees to purchase 15% of such newly issued shares with such options exercisable within 3 days and vested when granted.  The grant of the options was treated as employee options, accordingly a share-based compensation, and measured at fair value in accordance with IFRS 2.  The Group recognized employee benefits expense and capital surplus of NT$26,708 thousand in full at the grant date (also the vested date).  The options represented 1,960 thousand shares were not exercised by employees and therefore the Company reclassified NT$3,626 thousand from capital surplus arising from employee share options to capital surplus arising from issuance of ordinary shares.

Information about the Company’s employee share options related to the aforementioned newly issued shares was as follows:

	Number of Options (In Thousand)	Fair Value (NT$)

Options granted in 2013	14,437	$1.85
Options exercised in 2013	(12,477)	1.85
Options forfeited in 2013	(1,960)	-

Balance at December 31, 2013	-	-

28.	NON-CASH TRANSACTIONS

For the three months ended March 31, 2013 and 2014, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$4,710,445	$4,528,067	$148,705
Increase in prepayments for property, plant and equipment under the line item of other non-current assets	-	263,667	8,659
(Continued)

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Decrease (increase) in payables for property, plant and equipment	$687,677	$(796,285)	$(26,151)
Capitalized borrowing costs	(32,108)	(20,231)	(664)

	$5,366,014	$3,975,218	$130,549

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$98,574	$252,367	$8,288
Decrease (increase) in other receivables	664	(234,831)	(7,712)

	$99,238	$17,536	$576
(Concluded)

29.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 18, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through January 2023.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease term will expire through 2014 to 2017 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$315,064 thousand and NT$302,031 thousand (US$9,919 thousand) for the three months ended March 31, 2013 and 2014, respectively.

30.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity.  The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance.  Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital.  In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 19.

31.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of bonds payable as of March 31, 2013, December 31, 2013 and March 31, 2014, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

March 31, 2013	$10,907,095		$10,924,858
December 31, 2013	21,314,005		21,913,590
March 31, 2014	21,717,446	$713,217	22,298,551	$732,301

2)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured at fair value subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

a)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

b)
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

c)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for those assets or liabilities that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

March 31, 2013

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$2,987,841	$-	$2,987,841
Dual currency deposits	-	2,243,661	-	2,243,661

Derivative financial assets
Swap contracts	-	497,132	-	497,132
Forward exchange contracts	-	8,128	-	8,128

Non-derivative financial assets held for trading
Open-end mutual funds	173,644	-	-	173,644
Quoted shares	23,767	-	-	23,767

	$197,411	$5,736,762	$-	$5,934,173

Available-for-sale financial assets
Limited partnership	$-	$-	$544,712	$544,712
Quoted shares	422,198	-	-	422,198
Unquoted shares	-	-	285,150	285,150
Private-placement shares	-	65,304	-	65,304
(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Open-end mutual funds	$20,000	$-	$-	$20,000

	$442,198	$65,304	$829,862	$1,337,364

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$35,244	$-	$35,244
Forward exchange contracts	-	25,696	-	25,696

	$-	$60,940	$-	$60,940

December 31, 2013

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$2,228,643	$-	$2,228,643
Private-placement convertible bonds	-	100,500	-	100,500

Derivative financial assets
Swap contracts	-	219,324	-	219,324
Forward exchange contracts	-	10,178	-	10,178

Non-derivative financial assets held for trading
Open-end mutual funds	172,000	-	-	172,000
Quoted shares	33,624	-	-	33,624

	$205,624	$2,558,645	$-	$2,764,269

Available-for-sale financial assets
Open-end mutual funds	$2,321,826	$-	$-	$2,321,826
Limited Partnership	-	-	583,441	583,441
Quoted shares	328,656	-	-	328,656
Unquoted shares	-	-	213,721	213,721
Private-placement shares	-	69,655	-	69,655

	$2,650,482	$69,655	$797,162	$3,517,299

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$1,742,996	$-	$1,742,996
Swap contracts	-	74,170	-	74,170
Forward exchange contracts	-	31,315	-	31,315
Cross currency swap contracts	-	4,180	-	4,180
(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Foreign currency option contracts	$-	$643	$-	$643

	$-	$1,853,304	$-	$1,853,304

Derivative financial liabilities for hedging
Interest rate swap contracts	$-	$3,310	$-	$3,310
(Concluded)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

March 31, 2014

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$-	$2,313,595	$75,980	$-	$-	$2,313,595	$75,980
Private-placement convertible bonds	-	-	100,500	3,301	-	-	100,500	3,301
Derivative financial assets
Swap contracts	-	-	715,885	23,510	-	-	715,885	23,510
Forward exchange contracts	-	-	13,108	430	-	-	13,108	430
Cross currency swap contracts	-	-	9,578	315	-	-	9,578	315
Foreign currency option contracts	-	-	1,936	64	-	-	1,936	64
Non-derivative financial assets held for trading
Open-end mutual funds	170,834	5,610	-	-	-	-	170,834	5,610
Quoted shares	41,178	1,352	-	-	-	-	41,178	1,352

	$212,012	$6,962	$3,154,602	$103,600	$-	$-	$3,366,614	$110,562

Available-for-sale financial assets
Open-end mutual funds	$1,867,557	$61,332	$-	$-	$-	$-	$1,867,557	$61,332
Limited partnership	-	-	-	-	594,965	19,539	594,965	19,539
Quoted shares	343,841	11,292	-	-	-	-	343,841	11,292
Unquoted shares	-	-	-	-	249,635	8,198	249,635	8,198

	$2,211,398	$72,624	$-	$-	$844,600	$27,737	$3,055,998	$100,361

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$-	$2,275,500	$74,729	$-	$-	$2,275,500	$74,729
Swap contracts	-	-	66,531	2,185	-	-	66,531	2,185
Forward exchange contracts	-	-	40,066	1,316	-	-	40,066	1,316
Foreign currency option contracts	-	-	28,426	934	-	-	28,426	934
Interest rate swap contract	-	-	3,418	112	-	-	3,418	112

	$-	$-	$2,413,941	$79,276	$-	$-	$2,413,941	$79,276

Derivative financial liabilities for hedging
Interest rate swap contracts	$-	$-	$515	$17	$-	$-	$515	$17

There were no transfers between Level 1 and Level 2 for the three months ended March 31, 2013 and 2014.

3)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current.  Reconciliation for the three months ended March 31, 2013 and 2014 was as follows:

	2013	2014
	NT$	NT$	US$ (Note 4)

Balance at January 1	$776,683	$797,162	$26,179
Purchase	8,799	30,000	985
Total gains recognized in other comprehensive income	44,380	17,438	573

Balance at March 31	$829,862	$844,600	$27,737

As of March 31, 2013 and 2014, unrealized loss of NT$39,899 thousand and unrealized gain of NT$31,390 thousand (US$1,031 thousand), recorded in other comprehensive income under the heading of unrealized gain on available-for-sale financial assets, were included in the carrying amount of the financial assets at fair value on Level 3 fair value measurement.

4)	Valuation techniques and assumptions applied for the purpose of measuring fair value

The fair values of financial assets and financial liabilities were determined as follows:

a)
The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets were determined with reference to quoted market prices (includes quoted shares and open-end mutual funds).  The fair value of private-placement shares was derived using quoted market prices and adjusted for the liquidity discount due to the selling restrictions relating to the lock-up period.  The liquidity discount was the option value using the Black-Scholes Model with all observable inputs.

b)
The fair values of derivative instruments were calculated using quoted prices.  Where such prices were not available, a discounted cash flow analysis was performed using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.  These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.  The estimates and assumptions used by the Group were consistent with those that market participants would use in pricing financial instruments.

c)
The fair value of the Group’s investments in unquoted shares and limited partnership were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

d)	Except the aforementioned, the fair values of other financial assets and financial liabilities were measured using the generally accepted pricing models based on a discounted cash flow analysis.

b.	Categories of financial instruments

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)
Financial assets

FVTPL
Designated as at FVTPL	$5,231,502	$2,329,143	$2,414,095	$79,281
Held for trading	702,671	435,126	952,519	31,281
Available-for-sale financial assets	1,337,364	3,517,299	3,055,998	100,361
Loans and receivables (Note 1)	56,042,967	89,317,657	82,693,906	2,715,728

Financial liabilities

FVTPL
Held for trading	60,940	1,853,304	2,413,941	79,276
Derivative instruments in designated hedge accounting relationships	-	3,310	515	17
Measured at amortized cost (Note 2)	119,228,984	145,430,744	131,472,852	4,317,663

Note 1:
The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, debt investments with no active market, trade and other receivables and other financial assets.

Note 2:	The balances included financial liabilities measured at amortized cost which comprise short-term and long-term borrowings, trade and other payables, bonds payable and long-term payables.

c.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations.  All derivative transactions entered into by the Group are designated as either hedging or trading.  Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities.  The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group's risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates.  Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items.  Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group's exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk.  The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 35.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or Chinese Yuan Renminbi (“CNY”).  1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates.  The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group.  The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$23,000 thousand and NT$28,000 thousand (US$920 thousand) for the three months ended March 31, 2013 and 2014, respectively.  Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax.  The sensitivity analysis for foreign currency exchange rate risk to which the Group was exposed at the each balance sheet date was unrepresentative of a risk inherent for the three months ended March 31, 2013 and 2014.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates.  Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise.

The carrying amounts of the Group's financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Fair value interest rate risk
Financial liabilities	$10,910,969	$22,186,535	$22,428,159	$736,557

Cash flow interest rate risk
Financial assets	14,668,123	46,206,830	43,841,095	1,439,773
Financial liabilities	71,465,423	78,502,073	65,204,504	2,141,363
For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel.  If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the three months ended March 31, 2013 and 2014 would have decreased or increased by NT$142,000 thousand and NT$54,000 thousand (US$1,773 thousand), respectively.

c)	Other price risk

The Group was exposed to equity price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares and open-end mutual funds, and available-for-sale financial assets.  If equity prices were 1% higher or lower, profit before income tax for the three months ended March 31, 2013 and 2014 would have increased or decreased by NT$2,000 thousand and NT$3,200 thousand (US$105 thousand), respectively and other comprehensive income before income tax for the three months ended March 31, 2013 and 2014 would have increased or decreased by NT$14,000 thousand and NT$31,000 thousand (US$1,018 thousand), respectively.

In addition, the Group was also exposed to the Company’s share price risk through Bonds Options recognized as financial liabilities held for trading.  3% is the sensitivity rate used when reporting price risk internally to key management personnel.  If the Company’s share price increased or decreased by 3%, profit before income tax for the three months ended March 31, 2014 would have decreased or increased by NT$88,518 thousand (US$2,907 thousand).

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.  The Group’s credit risk arises from cash and cash equivalents, receivables and other financial assets.  The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables.  The Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure.  The Group also monitors its compliance with all the loan covenants.  Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights.  The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	2 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

March 31, 2013

Non-derivative financial liabilities
Non-interest bearing	$14,457,720	$13,248,743	$3,154,517	$99,844	$-
Floating interest rate liabilities	12,287,034	13,631,918	16,349,731	31,791,161	19,633
Fixed interest rate liabilities	-	-	182,265	11,766,940	-

	$26,744,754	$26,880,661	$19,686,513	$43,657,945	$19,633

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	$16,755,995	$18,506,103	$2,193,722	$979,923	$-
Floating interest rate liabilities	22,940,649	11,905,684	21,552,430	23,383,218	-
Fixed interest rate liabilities	4,051	169,271	1,105,439	23,523,781	-

	$39,700,695	$30,581,058	$24,851,591	$47,886,922	$-

March 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$17,327,692	$15,333,209	$2,485,878	$550,159	$28,053
Floating interest rate liabilities	11,631,224	15,233,311	15,076,344	25,685,293	-
Fixed interest rate liabilities	288,576	179,224	1,377,018	23,783,165	-

	$29,247,492	$30,745,744	$18,939,240	$50,018,617	$28,053

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	2 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

March 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$569,054	$503,554	$81,638	$18,068	$921
Variable interest rate liabilities	381,978	500,273	495,118	843,524	-
Fixed interest rate liabilities	9,477	5,886	45,222	781,056	-

	$960,509	$1,009,713	$621,978	$1,642,648	$921

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group's liquidity analysis for its derivative financial instruments.  The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement.  When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	More than 1 Year
	NT$	NT$	NT$	NT$

March 31, 2013

Net settled
Forward exchange contracts	$(3,000)	$-	$-	$-

Gross settled
Forward exchange contracts
Inflows	$2,179,301	$1,776,494	$-	$-
Outflows	(2,182,076)	(1,782,145)	-	-
	(2,775)	(5,651)	-	-

Swap contracts
Inflows	10,258,349	8,155,895	24,769,023	-
Outflows	(10,201,842)	(8,091,965)	(24,339,616)	-
	56,507	63,930	429,407	-

	$53,732	$58,279	$429,407	$-

December 31, 2013

Net settled
Forward exchange contracts	$3,520	$(2,670)	$-	$-
Foreign currency option contracts	-	2,910	-	-

	$3,520	$240	$-	$-

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	More than 1 Year
	NT$	NT$	NT$	NT$

Gross settled
Forward exchange contracts
Inflows	$2,703,738	$1,540,707	$208,348	$-
Outflows	(2,725,667)	(1,541,515)	(208,635)	-
	(21,929)	(808)	(287)	-

Swap contracts
Inflows	6,565,374	6,384,442	23,843,432	-
Outflows	(6,524,921)	(6,368,366)	(23,596,540)	-
	40,453	16,076	246,892	-

Cross currency swap contracts
Inflows	175	356	596,801	-
Outflows	-	-	(598,600)	-
	175	356	(1,799)	-

Interest rate swap contracts
Inflows	3,744	-	3,089	-
Outflows	(5,995)	-	(5,865)	-
	(2,251)	-	(2,776)	-

	$16,448	$15,624	$242,030	$-

March 31, 2014

Net settled
Forward exchange contracts	$2,465	$800	$-	$-
Foreign currency option contracts	2,690	-	-	-

	$5,155	$800	$-	$-

Gross settled
Forward exchange contracts
Inflows	$2,061,385	$1,499,197	$364,651	$-
Outflows	(2,071,529)	(1,505,604)	(365,640)	-
	(10,144)	(6,407)	(989)	-

Swap contracts
Inflows	3,385,217	8,443,526	24,214,547	-
Outflows	(3,342,734)	(8,328,483)	(23,542,686)	-
	42,483	115,043	671,861	-

Cross currency swap contracts
Inflows	166	355	609,566	-
Outflows	-	-	(598,600)	-
	166	355	10,966	-

Interest rate swap contracts
Inflows	3,992	-	8,742	-
Outflows	(5,944)	-	(12,169)	-
	(1,952)	-	(3,427)	-

	$30,553	$108,991	$678,411	$-
(Concluded)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	More than 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

March 31, 2014

Net settled
Forward exchange contracts	$81	$26	$-	$-
Foreign currency option contracts	88	-	-	-

	$169	$26	$-	$-

Gross settled
Forward exchange contracts
Inflows	$67,697	$49,234	$11,975	$-
Outflows	(68,030)	(49,445)	(12,008)	-
	(333)	(211)	(33)	-

Swap contracts
Inflows	111,173	277,291	795,223	-
Outflows	(109,778)	(273,513)	(773,159)	-
	1,395	3,778	22,064	-

Cross currency swap contracts
Inflows	5	12	20,019	-
Outflows	-	-	(19,658)	-
	5	12	361	-

Interest rate swap contracts
Inflows	131	-	287	-
Outflows	(195)	-	(400)	-
	(64)	-	(113)	-

	$1,003	$3,579	$22,279	$-

32.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation.  Details of transactions between the Group and other related parties were disclosed as follows:

a.	The Group and its related parties had no significant transaction for the three months ended March 31, 2013 and 2014.

b.	Compensation to key management personnel

	For the Three Months Ended March 31
	2013	2014
	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$97,488	$192,637	$6,326
Post-employment benefits	2,718	1,338	44
Share-based payments	13,173	10,106	332

	$113,379	$204,081	$6,702

The remuneration to the Company’s key management personnel is according to personal performance and market trends.

33.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 11, the following assets were provided as collateral for bank borrowings, the tariff guarantees of imported raw materials or the security deposits for hiring foreign workers:

	March 31, 2013	December 31, 2013	March 31, 2014
	NT$	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$-	$12,239,500	$12,722,773	$417,825
Property, plant and equipment
Land	299,059	299,059	299,059	9,821
Buildings and improvements	361,885	337,222	329,207	10,812
Other financial assets (including current and non-current)	220,969	250,656	240,932	7,912

	$881,913	$13,126,437	$13,591,971	$446,370

34.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)
As of March 31, 2013, December 31, 2013 and March 31, 2014, unused letters of credit of the Group were approximately NT$258,000 thousand, NT$271,000 thousand and NT$327,000 thousand (US$10,739 thousand), respectively.

2)
As of March 31, 2013, December 31, 2013 and March 31, 2014, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$10,843,000 thousand, NT$8,249,000 thousand and NT$12,565,000 thousand (US$412,644 thousand), respectively, of which NT$1,333,036 thousand, NT$1,291,306 thousand and NT$1,893,305 thousand (US$62,178 thousand) had been prepaid, respectively.

3)
In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan.

b.	Non-cancellable operating lease commitments

	March 31, 2014
	NT$	US$ (Note 4)

Less than 1 year	$263,700	$8,660
1 to 5 years	261,103	8,575
More than 5 years	416,426	13,676

	$941,229	$30,911

35.	EXCHANGE RATE INFORMATION OF FINANCIAL ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

March 31, 2013

Monetary financial assets
US$	$3,012,674	US$1=NT$29.825	$89,853,002
JPY	9,639,061	JPY1=NT$0.3172	3,057,510

Monetary financial liabilities
US$	2,917,839	US$1=NT$29.825	87,024,548
JPY	11,383,574	JPY1=NT$0.3172	3,610,870

December 31, 2013

Monetary financial assets
US$	3,381,706	US$1=NT$29.805	100,791,747
JPY	12,302,816	JPY1=NT$0.2839	3,492,769

Monetary financial liabilities
US$	3,438,847	US$1=NT$29.805	102,494,835
JPY	11,659,321	JPY1=NT$0.2839	3,310,081

March 31, 2014

Monetary financial assets
US$	3,029,857	US$1=NT$30.470	92,319,743
JPY	8,896,808	JPY1=NT$0.2960	2,633,455

Monetary financial liabilities
US$	3,083,412	US$1=NT$30.470	93,951,564
JPY	12,648,956	JPY1=NT$0.2960	3,744,091

36.	OTHERS

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) issued an official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10243758100 and an administrative sanction letter No. Kao-Shih-Huan-Chu-Shui-Chu-Tzu 30-102-120022 (“the Administrative Decision”).  The Administrative Decision was to suspend the operation at ASE K7 Plant's wafer-level process where nickel is used and impose a fine of NT$110,065 thousand, which have been recorded under the line item of other income and expenses for the year ended December 31, 2013.  After an internal investigation into the plant's wastewater treatment, ASE found out that the accidental discharge of wastewater containing abnormal levels of acidity on October 1, 2013 was because of a malfunction in the hydrochloric acid storage process in the K7 Plant, and the problem was fixed on the same day.  The K7 Plant's wastewater treatment facility is now functioning normally.  This event was an isolated incident, to which ASE did not react properly.

On January 17, 2014, ASE retained lawyers to file an administrative appeal to nullify the Administrative Decision with the Kaohsiung City Government.  At the same time, to resume normal production at the K7 Plant as soon as practicable, ASE also applied to the KEPB for resumption of the operation at K7 Plant's wafer-level process where nickel is used and is taking every step necessary to achieve this objective.  On April 25, 2014, the KEPB issued an approval for K7 Plant's trial operation resumption. Meanwhile, owing to the discharge in question, on January 3, 2014, the Kaohsiung District Prosecutors Office charged ASE with violation of the Waste Disposal Act and the case is being heard by the Taiwan Kaohsiung District Court.

37.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments:  Packaging, Testing and EMS.  The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; provides electronics manufacturing services. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.”  The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4.  The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the three months ended March 31, 2013 and 2014 was as follows:

Segment revenues and results

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the three months ended March 31, 2013

Revenue from external customers	$24,903,242	$5,723,041	$16,383,208	$1,180,382	$-	$48,189,873
Inter-segment revenues (Note)	73,431	79,771	11,823,804	1,703,204	(13,680,210)	-
Segment profit before income tax	916,522	1,357,314	761,106	123,803	-	3,158,745
Segment assets	127,208,907	40,905,338	41,277,465	37,592,661	-	246,984,371

For the three months ended March 31, 2014

Revenue from external customers	26,721,795	5,784,611	21,365,420	827,760	-	54,699,586
Inter-segment revenues (Note)	1,159,620	35,665	9,849,377	1,924,733	(12,969,395)	-
Segment profit before income tax	2,188,684	1,157,844	820,517	116,272	-	4,283,317
Segment assets	147,705,287	41,426,769	50,637,352	40,051,593	-	279,821,001

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the three months ended March 31, 2014

Revenue from external customers	$877,563	$189,971	$701,656	$27,184	$-	$1,796,374
Inter-segment revenues (Note)	38,083	1,171	323,461	63,210	(425,925)	-
Segment profit before income tax	71,878	38,024	26,946	3,819	-	140,667
Segment assets	4,850,748	1,360,485	1,662,967	1,315,324	-	9,189,524

Note:  Inter-segment revenues were eliminated upon consolidation.

ANNEX B

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Three Months Ended March 31,
	2013	2014
	(unaudited)
	(percentage of operating revenues)
Taiwan IFRS
Operating revenues	100.0%	100.0%
Packaging	51.7	48.8
Testing	11.9	10.6
Electronic manufacturing services	34.0	39.1
Others	2.4	1.5
Operating costs	(82.8)	(81.1)
Gross profit	17.2	18.9
Operating expenses	(9.7)	(9.7)
Profit from operations	7.5	9.2
Non-operating expenses, net	(0.9)	(1.4)
Profit before income tax	6.6	7.8
Income tax expense	(1.7)	(1.3)
Profit for the period	4.9%	6.5%
Attributable to
Owners of the company	4.6%	6.3%
Non-controlling interests	0.3%	0.2%

The following table sets forth, for the periods indicated, the gross margins for the Company’s packaging, testing services and electronic manufacturing services and the Company’s total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Three Months Ended March 31,
	2013	2014
	(unaudited)
	(percentage of operating revenues)
Taiwan IFRS
Gross profit
Packaging	16.1	22.8
Testing	34.3	32.3
Electronic manufacturing services	10.9	9.4
Overall	17.2%	18.9%

The following table sets forth, for the periods indicated, a breakdown of the Company’s total operating cost and operating expenses, expressed as a percentage of operating revenues.

	Three Months Ended March 31,
	2013	2014
	(unaudited)
	(percentage of operating revenues)
Taiwan IFRS
Operating costs
Raw materials	45.6%	45.6%
Labor	13.3	13.6
Depreciation, amortization and rental expense	12.5	11.2
Others	11.4	10.7
Total operating costs	82.8%	81.1%
Operating expenses
Selling, general and administrative	5.6	5.5
Research and development	4.1	4.2
Total operating expenses	9.7%	9.7%

Results of Operations

Operating Revenues

Operating revenues increased by 13.5% to NT$54,699.6 million (US$1,796.4 million) for the three months ended March 31, 2014 from NT$48,189.9 million for the three months ended March 31, 2013 which was primarily attributable to an increase in revenues from the Company’s electronic manufacturing service business and packaging business. Packaging revenues increased by 7.3% to NT$26,721.8 million (US$877.6 million) for the three months ended March 31, 2014 from NT$24,903.2 million for the three months ended March 31, 2013. Testing revenues increased by 1.1% to NT$5,784.6 million (US$190.0 million) for the three months ended March 31, 2014 from NT$5,723.0 million for the three months ended March 31, 2013. Revenues from the Company’s electronic manufacturing services business increased by 30.4% to NT$21,365.4 million (US$701.7 million) for the three months ended March 31, 2014 from NT$16,383.2 million for the three months ended March 31, 2013. The increase in packaging revenues was primarily due to an increase in the sale of IC wirebonding packaging products in response to a higher market demand. Revenues from the Company’s testing revenues remained relatively stable for the three months ended March 31, 2013 and 2014. The increase in the revenues from the Company’s electronic manufacturing services business was primarily due to an increase in the outsourced orders of communications products from original design manufacturers.

Gross Profit

Gross profit increased by 25.0% to NT$10,349.1 million (US$339.9 million) for the three months ended March 31, 2014 from NT$8,280.6 million for the three months ended March 31, 2013. The Company’s gross profit as a percentage of operating revenues, or gross margin, increased to 18.9% for the three months ended March 31, 2014 from 17.2% for the three months ended March 31, 2013. This increase was primarily due to a stronger growth in the Company’s higher margin packaging business.

Raw material costs for the three months ended March 31, 2014 were NT$24,966.0 million (US$819.9 million) compared to NT$21,945.8 million for the three months ended March 31, 2013. As a percentage of operating revenues, raw material costs remained at 45.6% for the three months ended March 31, 2013 and 2014. Labor cost increased by 15.8% to NT$7,440.4 million (US$244.3 million) for the three months ended March 31, 2014 from NT$6,427.4 million for the three months ended March 31, 2013 due to an increase in salary and bonus payments as a result of an increase in headcount.  As a percentage of operating revenues, labor cost increased to 13.6% for the three months ended March 31, 2014 from 13.3% for the three months ended March 31, 2013. Depreciation, amortization and rental expenses for the three months ended March 31, 2014 were NT$6,108.6 million (US$200.6 million), compared to NT$6,028.9 million for the three months ended March 31, 2013. As a percentage of operating revenues, depreciation, amortization and

2

rental expenses decreased to 11.2% for the three months ended March 31, 2014 from 12.5% for the three months ended March 31, 2013. This decrease was primarily due to an increase in operating revenue for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013.

The Company’s gross margin for packaging business increased to 22.8% for the three months ended March 31, 2014 from 16.1% for the three months ended March 31, 2013 due to a decrease in raw material costs as a percentage of net packaging revenues. The Company’s gross margin for testing business decreased to 32.3% for the three months ended March 31, 2014 from 34.3% for the three months ended March 31, 2013 due to the slight decrease in sales in the Company’s advanced testing services with higher gross margin. The Company’s gross margin for electronic manufacturing services business decreased to 9.4% for the three months ended March 31, 2014 from 10.9% for the three months ended March 31, 2013 primarily due to the increase in sales of the communications products with lower gross margin.

Profit from Operations

Profit from operations increased by 40.7% to NT$5,069.7 million (US$166.5 million) for the three months ended March 31, 2014 compared to NT$3,602.7 million for the three months ended March 31, 2013. The Company’s profit from operations as a percentage of operating revenues, or operating margin, increased to 9.2% for the three months ended March 31, 2014 from 7.5% for the three months ended March 31, 2013, primarily due to an increase in gross margin.

Operating expense increased by 12.9% to NT$5,279.4 million (US$173.4 million) for the three months ended March 31, 2014 compared to NT$4,677.8 million for the three months ended March 31, 2013. The increase in operating expense was primarily due to increases in the research and development expense. Selling, general and administrative expense increased by 10.8% to NT$2,985.7 million (US$98.1 million) for the three months ended March 31, 2014 from NT$2,693.5 million for the three months ended March 31, 2013, primarily due to an increase in salary and bonus payments due to an increase in headcount. Selling, general and administrative expense represented 5.5% of the Company’s operating revenues for the three months ended March 31, 2014 compared to 5.6% for the three months ended March 31, 2013. Research and development expense increased by 15.6% to NT$2,293.7 million (US$75.3 million) for the three months ended March 31, 2014 from NT$1,984.3 million for the three months ended March 31, 2013. Research and development expense represented 4.2% of the Company’s operating revenues for the three months ended March 31, 2014 compared to 4.1% for the three months ended March 31, 2013. This increase in the research and development expense was primarily due to an increase in salaries and bonuses as a result of an increase in headcount for research and development staff for the three months ended March 31, 2014.

Non-Operating Expenses

The Company incurred net non-operating expenses of NT$786.4 million (US$25.8 million) for the three months ended March 31, 2014 compared to net non-operating expenses of NT$444.0 million for the three months ended March 31, 2013. This change was primarily due to an increase in losses from the change of the net gain/loss on valuation of financial assets and liabilities and net foreign exchange gain/loss from a gain of NT$141.8 million for the three months ended March 31, 2013 to a loss of NT$342.0 million (US$11.2 million) for the three months ended March 31, 2014, which resulted from the increase of valuation losses on the derivative contracts utilized from time to time to minimize the impact of foreign currency fluctuations on the Company’s operations.

Profit for the period

Profit for the period attributable to owners of the Company increased by 54.1% to NT$3,437.9 million (US$112.9 million) for the three months ended March 31, 2014 from NT$2,230.6 million for the three months ended March 31, 2013. The Company’s diluted earnings per share increased by 51.7% to NT$0.44 (US$0.01) for the three months ended March 31, 2014 from diluted earnings per share of NT$0.29 for the three months ended March 31, 2013. The Company’s income tax expense decreased by 9.5% to NT$726.8 million (US$23.9 million) for the three months ended March 31, 2014 from NT$802.7 million for the three months ended March 31, 2013, primarily due to the income tax imposed on the Company’s real estate

3

business in the PRC for the three months ended March 31, 2013 and an increase in tax-exempt income for the three months ended March 31, 2014.

Cash Flows

Net cash generated from operating activities was NT$13,167.6 million (US$432.4 million) for the three months ended March 31, 2014. The Company recorded a consolidated income before tax of NT$4,283.3 million (US$140.7 million) for the three months ended March 31, 2014, which was positively adjusted mainly for the non-cash item of depreciation and amortization of NT$6,405.2 million (US$210.4 million) and partially adjusted for the decrease in accounts receivable of NT$5,393.3 million (US$177.1 million), but negatively offset by the decrease in trades payable of NT$3,517.5 million (US$115.5 million).

Net cash used in investing activities was NT$3,531.0 million (US$116.0 million) for the three months ended March 31, 2014. This cash outflow was primarily attributable to the Company’s payments for property, plant and equipment of NT$3,975.2 million (US$130.5 million).

Net cash used in financing activities was NT$12,214.6 million (US$401.1 million) for the three months ended March 31, 2014. This cash outflow primarily attributable to a decrease short-term borrowings of NT$11,399.5 million (US$374.4 million) and the net repayment of long-term borrowings of NT$1,270.2 million (US$41.7 million).

Recent Monthly Results

The Company’s unaudited consolidated operating revenues, prepared based on Taiwan IFRS, for the months ended April 30 and May 31, 2014 were NT$19,016.8 million (US$624.5 million) and NT$20,111.3 million (US$660.5 million), respectively. These unaudited consolidated operating revenues are not necessarily indicative of the results to be expected for any future period and remain subject to the completion of the Company’s financial closing procedures. Accordingly, this data may change and those changes may be material.

 4